Exhibit 99.1

Interim Report
for the period ended September 30, 2020
Third Quarter 2020

Also available at www.cnhindustrial.com

CNH Industrial N.V.
Corporate Seat: Amsterdam, the Netherlands
Principal Office: 25 St. James’s Street, London, SW1A 1HA, United Kingdom
Share Capital: €17,608,744.72 (as of September 30, 2020)
Amsterdam Chamber of Commerce: reg. no. 56532474

Contents 1

BOARD OF DIRECTORS AND
AUDITOR

BOARD OF DIRECTORS Chair and Acting Chief Executive Officer(a) Suzanne Heywood	INDEPENDENT AUDITOR Ernst & Young Accountants LLP
Directors(b)
Léo W. Houle(2)(3)(*)
Howard W. Buffett(2)(3)(**)(c)
Tufan Erginbilgic(2)(3)(**)(c)
John Lanaway(1)(**)
Alessandro Nasi(2)(3)
Lorenzo Simonelli(1)(**)
Vagn Sørensen(1)(**)(c)
Jacqueline A. Tammenoms Bakker(2)(3)(**)
Jacques Theurillat(1)(**)
(1)    Member of the Audit Committee
(2)    Member of the Governance and Sustainability Committee
(3)    Member of the Compensation Committee
(*)    Independent Director and Senior Non-Executive Director
(**)    Independent Director
(a)    Mr. Hubertus Mühlhäuser Chief Executive Officer and member of the Board until March 22, 2020.
(b)    Ms. Silke C. Scheiber member of the Board until April 16, 2020.
Mr. Howard W. Buffett, Mr. Tufan Erginbilgic and Mr. Vagn Sørensen members of the Board since April 16, 2020. Ms. Nelda J. Connors member of the Board from April 16, 2020 until September 28, 2020.
(c)     Member of the relevant Committee/s since April 16, 2020.
Disclaimer
All statements other than statements of historical fact contained in this filing, including statements regarding our future responses to and effects of the COVID-19 pandemic; competitive strengths; business strategy; future financial position or operating results; budgets; projections with respect to revenue, income, earnings (or loss) per share, capital expenditures, dividends, liquidity, capital structure or other financial items; costs; and plans and objectives of management regarding operations and products, are forward-looking statements. These statements may include terminology such as “may”, “will”, “expect”, “could”, “should”, “intend”, “estimate”, “anticipate”, “believe”, “outlook”, “continue”, “remain”, “on track”, “design”, “target”, “objective”, “goal”, “forecast”, “projection”, “prospects”, “plan”, or similar terminology. Forward-looking statements, including those related to the COVID-19 pandemic, are not guarantees of future performance. Rather, they are based on current views and assumptions and involve known and unknown risks, uncertainties and other factors, many of which are outside our control and are difficult to predict. If any of these risks and uncertainties materialize (or they occur with a degree of severity that the Company is unable to predict) or other assumptions underlying any of the forward-looking statements prove to be incorrect, the actual results or developments may differ materially from any future results or developments expressed or implied by the forward-looking statements.
Factors, risks and uncertainties that could cause actual results to differ materially from those contemplated by the forward-looking statements include, among others: the unknown duration and economic, operational and financial impacts of the global COVID-19 pandemic and the actions taken or contemplated by governmental authorities or others in connection with the pandemic on our business, our employees, customers and suppliers, including supply chain disruptions caused by mandated shutdowns and the adverse impact on customers, borrowers and other third parties to fulfill their obligations to us; disruption caused by business responses to COVID-19, including remote working arrangements, which may create increased vulnerability to cybersecurity or data privacy incidents; our ability to execute business continuity plans as a result of COVID-19; the many interrelated factors that affect consumer confidence and worldwide demand for capital goods and capital goods-related products; including demand uncertainty caused by COVID-19; general economic conditions in each of our markets, including the significant economic uncertainty and volatility caused by COVID-19; travel bans, border closures, other free movement restrictions, and the introduction of social distancing measures in our facilities may affect in the future our ability to operate as well as the ability of our suppliers and distributors to operate; changes in government policies regarding banking, monetary and fiscal policy; legislation, particularly pertaining to capital goods-related issues such as agriculture, the environment, debt relief and subsidy program policies, trade and commerce and infrastructure development; government policies on international trade and investment, including sanctions, import quotas, capital controls and tariffs; volatility in international trade caused by the imposition of tariffs, sanctions, trade wars; actions of competitors in the various industries in which we compete; development and use of new technologies and technological difficulties; the interpretation of, or adoption of new, compliance requirements with respect to engine emissions, safety or other aspects of our products; production difficulties, including capacity and supply constraints and excess inventory levels; labor relations; interest rates and currency exchange rates; inflation and deflation; energy prices; prices for agricultural commodities; housing starts and other construction activity; our ability to obtain financing or to refinance existing debt; price pressure on new and used vehicles; the resolution of pending litigation and investigations on a wide range of topics, including dealer and supplier litigation, follow-on private litigation in various jurisdictions after the settlement of the EU antitrust investigation announced on July 19, 2016, intellectual property rights disputes, product warranty and defective product claims, and emissions and/or fuel economy regulatory and contractual issues; the Company’s pension plans and other post-employment obligations; further developments of the COVID-19 pandemic not only on our operations, supply chains, distribution network, and level of demand for our products, as well as negative evolutions of the economic and financial conditions at global and regional levels; political and civil unrest; volatility and deterioration of capital and financial markets, including possible effects of “Brexit”, other pandemics, terrorist attacks in Europe and elsewhere, our ability to achieve the targets set out in the Strategic Business Plan announced on September 3, 2019 at our Capital Markets Day event; our ability to successfully and timely implement the planned spin-off of the Company's On-Highway business; and other similar risks and uncertainties and our success in managing the risks involved in the foregoing. Further information concerning factors, risks, and uncertainties that could materially affect CNH Industrial’s financial results is included in CNH Industrial N.V.’s EU Annual Report at December 31, 2019, prepared in accordance with EU-IFRS and in its annual report on Form 20-F for the year ended December 31, 2019, prepared in accordance with U.S. GAAP, as well as in the CNH Industrial N.V. Quarterly Reports for the three months ended March 31, 2020 (prepared respectively in accordance with EU-IFRS
Board of Directors and Auditor 2

and U.S. GAAP). Investors are expressly invited to refer to and consider the information on risks, factors, and uncertainties incorporated in the above-mentioned documents, in addition to the information presented here.
Forward-looking statements are based upon assumptions relating to the factors described in this filing, which are sometimes based upon estimates and data received from third parties. Such estimates and data are often revised. Our actual results could differ materially from those anticipated in such forward-looking statements. Forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update or revise publicly our forward-looking statements.
The impact of COVID-19 has already exacerbated and is expected to further exacerbate all or part of the risks discussed in this section. Further information concerning CNH Industrial and its businesses, including factors that potentially could materially affect CNH Industrial’s financial results, is included in CNH Industrial’s reports and filings with the U.S. Securities and Exchange Commission (“SEC”), the Autoriteit Financiële Markten (“AFM”) and Commissione Nazionale per le Società e la Borsa (“CONSOB”).
All future written and oral forward-looking statements by CNH Industrial or persons acting on the behalf of CNH Industrial are expressly qualified in their entirety by the cautionary statements contained herein or referred to above.
Board of Directors and Auditor 3

INTERIM MANAGEMENT REPORT
(Unaudited)

GENERAL
CNH Industrial N.V. (the “Company” and collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is incorporated under the laws of the Netherlands and has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. Unless otherwise indicated or the context otherwise requires, the terms “we”, “us” and “our” refer to CNH Industrial N.V. together with its subsidiaries.
CNH Industrial reports quarterly and annual consolidated financial results in accordance with accounting standards generally accepted in the United States (“U.S. GAAP”) for U.S. Securities and Exchange Commission (“SEC”) reporting purposes, and in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and adopted by the European Union (“EU-IFRS”) for European listing proposes and for Dutch law requirements. The reconciliation from EU-IFRS figures to U.S. GAAP is presented, on a voluntary basis, in the Notes to the Interim Condensed Consolidated Financial Statements.
Financial information included in this Interim Report has been prepared in accordance with EU-IFRS. This Interim Report is prepared using the U.S. dollar as the presentation currency, and with segment reporting based on the following five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
Certain financial information in this report has been presented by geographic area. Our geographical regions are: (1) North America; (2) Europe; (3) South America and (4) Rest of World. The geographic designations have the following meanings:
▪North America: United States, Canada and Mexico;
▪Europe: member countries of the European Union, European Free Trade Association, Ukraine, and Balkans;
▪South America: Central and South America, and the Caribbean Islands; and
▪Rest of World: Continental Asia (including Turkey and Russia), Oceania and member countries of the Commonwealth of Independent States (excluding Ukraine), and African continent and Middle East.
This Interim Report is unaudited.

Interim Management Report 4

Alternative performance measures (or “Non-GAAP financial measures”)
We monitor our operations through the use of several non-GAAP financial measures. We believe that these non-GAAP financial measures provide useful and relevant information regarding our operating results and enhance the readers' ability to assess CNH Industrial’s financial performance and financial position. Management uses these non-GAAP financial measures to identify operational trends, as well as make decisions regarding future spending, resource allocations and other operational decisions as they provide additional transparency with respect to our core operations. These non-GAAP financial measures have no standardized meaning under EU-IFRS and are unlikely to be comparable to other similarly titled measures used by other companies and are not intended to be substitutes for measures of financial performance and financial position as prepared in accordance with EU-IFRS.
Our non-GAAP financial measures are defined as follows:
▪Adjusted EBIT under EU-IFRS: is defined as profit/(loss) before taxes, financial income/(expense) of Industrial Activities, restructuring costs, and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities.
▪Adjusted EBIT under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss) before income taxes, interest expenses of Industrial Activities net, restructuring expenses, the finance and non-service component of pension and other post-employment benefit costs, foreign exchange gains/(losses), and certain non-recurring items.
▪Adjusted Net Income (Loss) under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is defined as net income (loss), less restructuring charges and non-recurring items, after tax.
▪Adjusted Diluted EPS under U.S. GAAP: is derived from financial information prepared in accordance with U.S. GAAP and is computed by dividing Adjusted Net Income (loss) attributable to CNH Industrial N.V. by a weighted-average number of common shares outstanding during the period that takes into consideration potential common shares outstanding deriving from the CNH Industrial share-based payment awards, when inclusion is not anti-dilutive. When we provide guidance for adjusted diluted EPS, we do not provide guidance on a earnings per share basis because the GAAP measure will include potentially significant items that have not yet occurred and are difficult to predict with reasonable certainty prior to year-end.
▪Net Debt and Net Debt of Industrial Activities under EU-IFRS: Net Debt is defined as total Debt plus Other financial liabilities, net of Cash and cash equivalents, Current securities, Other financial assets and other current financial assets (primarily current securities, short-term deposits and investments towards high-rating level counterparts). We provide the reconciliation of Net Debt to Total Debt, which is the most directly comparable GAAP financial measure included in our consolidated statement of financial position. Due to different sources of cash flows used for the repayment of the debt between Industrial Activities and Financial Services (by cash from operations for Industrial Activities and by collection of financing receivables for Financial Services), management separately evaluates the cash flow performance of Industrial Activities using Net Debt of Industrial Activities.
▪Net Debt and Net Debt of Industrial Activities under U.S. GAAP: are derived from financial information prepared in accordance with U.S. GAAP. Net Debt under U.S. GAAP is defined as total debt less intersegment notes receivable, cash and cash equivalents, restricted cash, other current financial assets (primarily current securities, short-term deposits and investments towards high-rating level counterparts) and derivative hedging debt.
▪Free Cash Flow of Industrial Activities under EU-IFRS: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in property, plant and equipment and intangible assets; as well as other changes and intersegment eliminations.
▪Free Cash Flow of Industrial Activities (or Industrial Free Cash Flow) under U.S. GAAP: refers to Industrial Activities, only, and is computed as consolidated cash flow from operating activities less: cash flow from operating activities of Financial Services; investments of Industrial Activities in assets sold under buy-back commitments, assets under operating leases, property, plant and equipment and intangible assets; change in derivatives hedging debt of Industrial Activities; as well as other changes and intersegment eliminations.
▪Available Liquidity: is defined as cash and cash equivalents plus restricted cash, undrawn committed facilities and other current financial assets (primarily current securities, short-term deposits and investments towards high-rating level counterparts).
▪Change excl. FX or Constant Currency: we discuss the fluctuations in revenues on a constant currency basis by applying the prior year average exchange rates to current year’s revenues expressed in local currency in order to eliminate the impact of foreign exchange rate fluctuations.

Interim Management Report 5

RESULTS OF OPERATIONS
Introduction
The operations, and key financial measures and financial analysis, differ significantly for manufacturing and distribution businesses and financial services businesses; therefore, for a better understanding of our operations and financial results, we present the following commentary split by Industrial Activities and Financial Services. Industrial Activities represent the activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as Corporate functions. The parent company, CNH Industrial N.V., is included under Industrial Activities as well as subsidiaries that provide centralized treasury services (i.e., raising funding in the market and financing Group subsidiaries). The activities of the treasury subsidiaries do not include the offer of financing to third parties.
COVID-19 Update
During the first nine months of 2020, the effects of the COVID-19 pandemic impacted CNH Industrial’s business, results and outlook. As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the pandemic, during the second quarter of 2020 the Company reviewed its current manufacturing footprint and, consequently, reassessed the recoverability of certain assets. As a result, Agriculture recognized $111 million of impairment charges against tangible assets and $137 million of impairment charges against intangible assets. In the same quarter, Construction recognized impairment charges of $62 million against intangible and other long-lived assets, and Commercial and Specialty Vehicles recognized charges of $282 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buyback commitments. These actions were taken as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. The segment also recognized other assets impairment charges of $7 million. Lastly, the Company performed a quantitative interim assessment of impairment for Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the segment and its projected cash flows, which have deteriorated significantly, the Company recognized a charge of $576 million in the second quarter, representing the total impairment of Construction goodwill.
During the third quarter of 2020, the easing of COVID-19 restrictions was reflected in the general improvement in market demand and in customer sentiment. However, uncertainty about the future impacts on CNH Industrial’s end-markets and operations remains considerable as the resurgence of COVID-19 pandemic is leading to new restrictions on social interactions and business operations. The Company continued to prioritize looking after its people, supporting its dealers and customers and managing its supply chain. CNH Industrial expects these issues to remain as priorities during the coming months given the global resurgence of COVID-19 pandemic.
The Company is closely monitoring the impact of the COVID-19 pandemic on all aspects of its business, and the Company’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulty in collecting financial receivables and subsequent increased allowances for credit losses.
Planned spin-off of On-Highway business
The Company has confirmed its intention to separate its "On-Highway" (commercial and specialty vehicles, and powertrain) and "Off-Highway" (agriculture and construction) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The spin-off was expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. The original timeline for the implementation of the proposed separation has been extended as a consequence of the negative market conditions due to the COVID-19 pandemic.
CNH Industrial did not classify the business that will be separated as asset held for distribution at September 30, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

Interim Management Report 6

Three Months Ended September 30, 2020 Compared to Three Months Ended September 30, 2019
Consolidated Results of Operations

	Three Months Ended September 30,
($ million)	2020	2019
Net revenues	6,482	6,296
Cost of sales	5,424	5,267
Selling, general and administrative costs	462	519
Research and development costs	271	269
Result from investments	25	(2)
Restructuring costs	5	46
Other income/(expenses)	(51)	46
Financial income/(expenses)	(89)	(97)
PROFIT/(LOSS) BEFORE TAXES	205	142
Income tax benefit (expense)	(33)	(53)
PROFIT/(LOSS) FOR THE PERIOD	172	89

Net revenues
Net revenues were $6,482 million in the three months ended September 30, 2020, an increase of 3.0% (up 3.0% on a constant currency basis) compared to the three months ended September 30, 2019. Net revenues of Industrial Activities were $6,110 million in the three months ended September 30, 2020, an increase of 4.4% compared to the three months ended September 30, 2019 (up 4.3% on a constant currency basis), primarily driven by an increase in Agriculture sales.
Cost of sales
Cost of sales were $5,424 million for the three months ended September 30, 2020 compared with $5,267 million for the three months ended September 30, 2019. As a percentage of net revenues of Industrial Activities, cost of sales was 84.8% in the three months ended September 30, 2020 (85.0% for the three months ended September 30, 2019). In the third quarter of 2019, cost of sales included $135 million of assets optimization charges included in the Company's "Transform2Win" strategy.
Selling, general and administrative costs
Selling, general and administrative costs were $462 million during the three months ended September 30, 2020 (7.1% of net revenues), down $57 million compared to the three months ended September 30, 2019 (8.2% of net revenues).
Research and development costs
In the three months ended September 30, 2020, research and development costs were $271 million ($269 million in the three months ended September 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $151 million ($147 million in the three months ended September 30, 2019), $7 million of impairment losses ($16 million in the three months ended September 30, 2019) and the amortization of capitalized development costs of $113 million ($106 million in the three months ended September 30, 2019). During the three months ended September 30, 2020, CNH Industrial capitalized new expenditures for development costs for $78 million ($95 million in the three months ended September 30, 2019). The costs in both periods were primarily attributable to continued investment in new products and engine development costs associated with emission requirements.
Result from investments
Result from investments was a net gain of $25 million in the three months ended September 30, 2020 ($2 million loss for the three months ended September 30, 2019).
Restructuring costs
Restructuring costs for the three months ended September 30, 2020 were $5 million compared to $46 million for the three months ended September 30, 2019.

Interim Management Report 7

Other income/(expenses)
Other expenses were $51 million for the three months ended September 30, 2020 compared to an income of $46 million in the three months ended September 30, 2019. In both periods, this item primarily included legal costs and indirect taxes. In the third quarter of 2019, it also included a pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.
Financial income/(expenses)
Net financial expenses were $89 million for the three months ended September 30, 2020 compared to $97 million for the three months ended September 30, 2019. The decrease was primarily attributable to a lower negative foreign exchange impact.
Income tax benefit (expense)

	Three Months Ended September 30,
($ million)	2020	2019
Profit before taxes	205	142
Income tax benefit (expense)	(33)	(53)
Effective tax rate	16.1%	37.3%
Income tax expense for the three months ended September 30, 2020 was $33 million, compared to an income tax expense of $53 million for the three months ended September 30, 2019. The effective tax rates for the three months ended September 30, 2020 and 2019 were 16.1% and 37.3%, respectively. The current period tax rate reflects the positive impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. These positive effects were partly offset by the negative effects of the inability to record tax benefits on pre-tax losses in certain jurisdictions. Excluding the impacts of the net discrete tax benefits and restructuring costs, the effective tax rate was 38% in the third quarter of 2020. Excluding the impacts of restructuring, adjustments to valuation allowances on certain deferred tax assets, the other asset optimization charges taken due to actions included in the "Transform2Win" strategy, and the gain related to a healthcare plan amendment in the U.S., the effective tax rate was 28% in the third quarter of 2019.
Profit/(loss) for the period
Net profit was $172 million in the three months ended September 30, 2020 (net profit of $89 million in the three months ended September 30, 2019). In the third quarter 2020, net profit included the net discrete tax benefits of $44 million mentioned above and $5 million of restructuring costs. In the third quarter of 2019, net profit included a charge of $135 million related to the assets optimization portion of the "Transform2Win" strategy, the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. and $46 million of restructuring costs.

Interim Management Report 8

Industrial Activities Performance
The following tables show net revenues and Adjusted EBIT by segment. Also included is a discussion of results by Industrial Activities and each business segment.

Net revenues by segment

	Three Months Ended September 30,
($ million)	2020	2019	% change	% change excl. FX
Agriculture	2,711	2,418	12.1	13.8
Construction	576	663	-13.1	-10.1
Commercial and Specialty Vehicles	2,372	2,313	2.6	0.4
Powertrain	911	925	-1.5	-4.8
Eliminations and Other	(460)	(468)	—	—
Total Net revenues of Industrial Activities	6,110	5,851	4.4	4.3
Financial Services	404	477	-15.3	-13.8
Eliminations and Other	(32)	(32)	—	—
Total Net revenues	6,482	6,296	3.0	3.0

Adjusted EBIT by segment

	Three Months Ended September 30,
($ million)	2020	2019	Change	2020 Adjusted EBIT margin	2019 Adjusted EBIT margin
Agriculture	269	180	89	9.9%	7.4%
Construction	(42)	8	-50	(7.3)%	1.2%
Commercial and Specialty Vehicles	(25)	25	-50	(1.1)%	1.1%
Powertrain	59	68	-9	6.5%	7.4%
Unallocated items, eliminations and other	(67)	(28)	-39	—	—
Adjusted EBIT of Industrial Activities	194	253	-59	3.2%	4.3%
Net revenues of Industrial Activities were $6,110 million during the three months ended September 30, 2020, up 4.4% compared to the three months ended September 30, 2019 (up 4.3% on a constant currency basis), primarily driven by an increase in Agriculture.
Adjusted EBIT of Industrial Activities was $194 million during the three months ended September 30, 2020, compared to an adjusted EBIT of $253 million during the three months ended September 30, 2019, which included a gain of $50 million for granting Nikola Corporation access to certain Iveco technology. Positive price realization in Agriculture and Commercial and Specialty Vehicles, and cost containment actions across all segments fully offset negative mix.

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The following tables summarize the reconciliation of Adjusted EBIT, a non-GAAP financial measure, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the three months ended September 30, 2020 and 2019.

	Three Months Ended September 30, 2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						172
Less: Consolidated Income tax (expenses)						(33)
Consolidated Profit (loss) before taxes						205
Less: Financial Services
Financial Services Net income						77
Financial Services income taxes						28
Add back of the following Industrial Activities items:
Financial expenses						89
Adjustments for the following Industrial Activities items:
Restructuring costs	2	1	1	1	—	5
Adjusted EBIT of Industrial Activities	269	(42)	(25)	59	(67)	194

	Three Months Ended September 30, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						89
Less: Consolidated Income tax (expenses)						(53)
Consolidated Profit (loss) before taxes						142
Less: Financial Services
Financial Services Net income						89
Financial Services income taxes						33
Add back of the following Industrial Activities items:
Financial expenses						97
Adjustments for the following Industrial Activities items:
Restructuring costs	9	23	8	5	—	45
Other discrete items(1)	—	—	135	—	(44)	91
Adjusted EBIT of Industrial Activities	180	8	25	68	(28)	253

(1) This item mainly includes other asset optimization charges for $135 million due to actions included in the "Transform2Win" Strategy and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.
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Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:
Agriculture Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2020	2019	% change
North America	937	877	6.8
Europe	893	788	13.3
South America	371	378	-1.9
Rest of World	510	375	36.0
Total	2,711	2,418	12.1
Net revenues for Agriculture were $2,711 million in the three months ended September 30, 2020, with an increase of 12.1% compared to the three months ended September 30, 2019 (up 13.8% on a constant currency basis). The increase was mainly driven by higher sales volumes in North America, Europe and Rest of World, and favorable price realization.
For the third quarter of 2020, worldwide industry unit sales were up in all key regions. In North America, industry volumes in the over 140 horsepower (“hp”) tractor market sector were up 8% and combines were up 16%. Industry volumes for under 140 hp tractors in North America were up 24%. European markets were up 5% and 14% for tractors and combines, respectively. In South America, the tractor market increased 1% and the combine market decreased 17%. Significant increases in demand were also reported in Rest of World.
Adjusted EBIT
Adjusted EBIT was $269 million in the three months ended September 30, 2020, a $89 million increase compared to the three months ended September 30, 2019. The increase was driven by higher sales volumes, positive price realization, reduced selling, general and administrative costs, and improved income from non-consolidated joint ventures. Adjusted EBIT margin was 9.9% (7.4% in the three months ended September 30, 2019).

Construction
Net revenues
The following table shows Construction net revenues by geographic region for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:
Construction Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2020	2019	% change
North America	269	341	-21.1
Europe	97	105	-7.6
South America	85	95	-10.5
Rest of World	125	122	2.5
Total	576	663	-13.1
Net revenues for Construction were $576 million in the three months ended September 30, 2020, a decline of 13.1% compared to the three months ended September 30, 2019 (down 10.1% on a constant currency basis), mainly due to continued channel inventory destocking actions and a weaker pricing environment, primarily in North America. Retail deliveries were up bringing the reduction in channel inventory to more than 35% since the beginning of the year.

Global demand in construction end-markets showed 10% and 12% increases in compact and service equipment sub-segment and in general construction equipment, respectively, while road building and site preparation equipment
Interim Management Report 11

decreased 7%. Demand increased 24% in Rest of World (+54% in China) while it decreased 15% in Europe. Compact equipment was up 14% in North America.
Adjusted EBIT
Adjusted EBIT loss was $42 million, ($8 million profit in the three months ended September 30, 2019). The deterioration was driven by lower volumes and negative fixed cost absorption due to destocking actions and unfavorable price realization, partially offset by cost-containment actions.
Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the three months ended September 30, 2020 compared to the three months ended September 30, 2019:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Three Months Ended September 30,
($ million)	2020	2019	% change
North America	23	17	n.m.
Europe	1,922	1,894	1.5
South America	141	108	30.6
Rest of World	286	294	-2.7
Total	2,372	2,313	2.6
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues were $2,372 million in the three months ended September 30, 2020, an increase of 2.6% compared to the three months ended September 30, 2019 (flat on a constant currency basis), with higher volumes and positive price realization primarily in South America and Rest of World, offset by lower volumes in Light Commercial Vehicles (“LCV”) and specialty vehicles in Europe.
During the third quarter of 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, increased 7% compared to the same period in 2019. In Europe, the LCV market (GVW 3.5-7.49 tons) increased 13% and the Medium & Heavy (“M&H”) truck market (GVW ≥7.5 tons) decreased 5%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 5% over the same period of 2019, with a decrease of 6% in Brazil and an increase of 4% in Argentina. In Rest of World, new truck registrations decreased by 1%.
In the third quarter of 2020, our estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.6%, down 0.8 percentage point ("p.p.") compared to the third quarter of 2019. Our market share in the South American truck market in the third quarter of 2020 was 11.7%, up 4.7 p.p. compared to the third quarter of 2019.
Commercial and Specialty Vehicles delivered approximately 28,600 vehicles (including buses and specialty vehicles) in the third quarter of 2020, in line with the third quarter of 2019. Volumes were 5% lower in LCV and 7% higher in M&H truck segments, respectively. Commercial and Specialty Vehicles’ deliveries were down 7% in Europe and up 36% and 24% in South America and in Rest of World, respectively.
In the third quarter of 2020, the ratio of orders received to units shipped and billed, or book-to-bill ratio, for the European truck market was 1.37. In the third quarter of 2020, truck order intake in Europe increased 39% compared to the third quarter of 2019, with an increase of 41% and 35% in LCV and in M&H, respectively.
Adjusted EBIT
Adjusted EBIT loss was $25 million in the three months ended September 30, 2020 ($25 million profit in the three months ended September 30, 2019). Excluding the 2019 gain realized from granting to Nikola Corporation access to certain Iveco technology, results in 2020 were in line with the previous period. Unfavorable mix and the negative impact of fixed cost absorption due to lower production levels were offset by net price realization, cost containment actions and lower research and development costs.

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Powertrain
Net revenues
Powertrain's net revenues were $911 million in the three months ended September 30, 2020, a decrease of 1.5% compared to the three months ended September 30, 2019 (down 4.8% on a constant currency basis), driven by volume reduction, mainly for light and medium engines in Europe, partially offset by an increase in Rest of World. Sales to external customers accounted for 53% of total net revenues (51% in the three months ended September 30, 2019).
During the third quarter of 2020, Powertrain sold approximately 122,600 engines, a decrease of 12% compared to the third quarter of 2019. In terms of customers, 23% of engine units were supplied to Commercial and Specialty Vehicles, 13% to Agriculture, 4% to Construction and the remaining 60% to external customers. Additionally, Powertrain delivered approximately 12,000 transmissions and 31,600 axles, a decrease of 17% and 12%, respectively, compared to the third quarter of 2019.
Adjusted EBIT
Adjusted EBIT was $59 million for the three months ended September 30, 2020, a $9 million decrease compared to the three months ended September 30, 2019, mainly due to lower volume, partially offset by product cost efficiencies and cost-containment actions. Adjusted EBIT margin was 6.5% in the three months ended September 30, 2020 (7.4% in the three months ended September 30, 2019).
Financial Services Performance

	Three Months Ended September 30,
($ million)	2020	2019	Change
Net revenues	404	477	-15.3%
Net income	77	89	-12
Net revenues
Financial Services' net revenues totaled $404 million in the three months ended September 30, 2020, a decrease of 15.3% compared to the three months ended September 30, 2019 (down 13.8% on a constant currency basis), primarily due to lower end of lease inventory, negative impact from currency translation, and lower average portfolios in North America and Europe, partially offset by a higher average portfolio in South America.
Net income
Net income of Financial Services was $77 million in the three months ended September 30, 2020, a decrease of $12 million compared to the three months ended September 30, 2019, primarily attributable to higher risk costs due to an expectation of deteriorating credit conditions and the lower average portfolios in North America and Europe, partially offset by cost savings actions and a higher average portfolio in South America.
In the third quarter of 2020, retail loan originations, including unconsolidated joint ventures, were $2.6 billion, up $0.2 billion compared to the third quarter of 2019. The managed portfolio, including unconsolidated joint ventures, was $24.7 billion as of September 30, 2020 (of which retail was 65% and wholesale 35%), down $0.7 billion compared to September 30, 2019. Excluding the impact of currency translation, the managed portfolio decreased $0.7 billion compared to the third quarter of 2019. The equity of Financial Services was $2,805 million as of September 30, 2020 ($2,791 million at December 31, 2019).
At September 30, 2020, the receivable balance greater than 30 days past due as a percentage of receivables was 2.4% (2.8% as of September 30, 2019).

Interim Management Report 13

Nine Months Ended September 30, 2020 Compared to Nine Months Ended September 30, 2019
Consolidated Results of Operations

	Nine Months Ended September 30,
($ million)	2020	2019
Net revenues	17,494	20,307
Cost of sales	15,546	16,578
Selling, general and administrative costs	1,395	1,590
Research and development costs	826	824
Result from investments	37	15
Restructuring costs	17	82
Goodwill impairment loss	576	—
Other income/(expenses)	(158)	(4)
Financial income/(expenses)	(218)	(232)
PROFIT/(LOSS) BEFORE TAXES	(1,205)	1,012
Income tax benefit (expense)	83	(269)
PROFIT/(LOSS) FOR THE PERIOD	(1,122)	743

Net revenues
Net revenues were $17,494 million in the nine months ended September 30, 2020, a decrease of 13.9% compared to the nine months ended September 30, 2019 (down 10.9% on a constant currency basis). Net revenues of Industrial Activities were $16,250 million in the nine months ended September 30, 2020, a decrease of 14.2% compared to the nine months ended September 30, 2019 (down 11.4% on a constant currency basis), due to the severe adverse COVID-19 impacts on supply chain and market conditions across all regions and segments, coupled with actions to reduce dealer inventory levels.
Cost of sales
Cost of sales were $15,546 million for the nine months ended September 30, 2020 compared with $16,578 million for the nine months ended September 30, 2019. As a percentage of net revenues of Industrial Activities, cost of sales was 90.4% in the nine months ended September 30, 2020 (82.8% for the nine months ended September 30, 2019). Cost of sales also included $245 million impairment charges against intangible and tangible assets, as well as $282 million asset optimization charges ($135 million in the nine months ended September 30, 2019).
Selling, general and administrative costs
Selling, general and administrative costs were $1,395 million during the nine months ended September 30, 2020 (8.0% of net revenues), down $195 million compared to the nine months ended September 30, 2019 (7.8% of net revenues).
Research and development costs
In the nine months ended September 30, 2020, research and development costs were $826 million ($824 million in the nine months ended September 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $420 million ($479 million in the nine months ended September 30, 2019), $79 million of impairment charges ($18 million in the nine months ended September 30, 2019) and the amortization of capitalized development costs of $327 million ($327 million in the nine months ended September 30, 2019). During the nine months ended September 30, 2020, CNH Industrial capitalized new expenditures for development costs for $233 million ($291 million in the nine months ended September 30, 2019). The costs in both periods were primarily attributable to continued investment in new products and engine development costs associated with emission requirements.
Result from investments
Result from investments was a net gain of $37 million in the nine months ended September 30, 2020 (net gain of $15 million for the nine months ended September 30, 2019).
Restructuring costs
Restructuring costs for the nine months ended September 30, 2020 were $17 million compared to $82 million for the nine months ended September 30, 2019.
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Goodwill impairment loss
CNH Industrial incurred a goodwill impairment loss of $576 million during the nine months ended September 30, 2020, representing the total impairment of goodwill allocated to Construction. No goodwill impairment loss was recorded for the nine months ended September 30, 2019.
Other income/(expenses)
Other expenses were $158 million for the nine months ended September 30, 2020 compared to $4 million other expenses in the nine months ended September 30, 2019. In both periods, this item primarily included legal costs, indirect taxes and the benefit cost for former employees. In the nine months ended September 30, 2019, it also included a pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.
Financial income/(expenses)
Net financial expenses were $218 million for the nine months ended September 30, 2020 compared to $232 million for the nine months ended September 30, 2019. The decrease was primarily attributable to a lower negative foreign exchange impact.
Income tax benefit (expense)

	Nine Months Ended September 30,
($ million)	2020	2019
Profit (loss) before taxes	(1,205)	1,012
Income tax benefit (expense)	83	(269)
Effective tax rate	6.9%	26.6%
Income tax benefit for the nine months ended September 30, 2020 was $83 million, based on CNH Industrial's loss before taxes of $1,205 million, compared to an income tax expense of $269 million for the nine months ended September 30, 2019. The effective tax rates for the nine months ended September 30, 2020 and 2019 were 6.9% and 26.6%, respectively. The current period effective tax rate reflects the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment related to the Company’s Construction segment, the effects of which were partially offset by the impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. Excluding the impacts of the impairment charge related to Construction segment goodwill, for which no income tax benefits were reported, asset optimization charges, other assets impairment charges, restructuring costs, other discrete charges and the non-cash discrete tax benefits, income tax expense was $69 million in the nine months ended September 30, 2020, with an effective tax rate negative 1.150%. The anomalous tax rate was primarily attributable to a near-zero ($6 million) pre-tax loss and the inability to record tax benefits on pre-tax losses in certain jurisdictions. Excluding the impacts of restructuring and adjustments to valuation allowances on certain deferred tax assets, the other asset optimization charges taken due to actions included in the "Transform2Win" strategy and the gain related to a healthcare plan amendment in the U.S., the effective tax rate was 25% in the nine months ended September 30, 2019.
Profit/(loss) for the period
Net loss was $1,122 million in the nine months ended September 30, 2020 (net profit of $743 million in the nine months ended September 30, 2019) and included the pre- and after-tax goodwill impairment loss of $576 million related to Construction, other assets impairment charges of $317 million ($261 million after-tax), asset optimization charges of $282 million ($227 million after-tax), the net discrete tax benefits of $44 million, and $17 million of restructuring costs. In the nine months ended September 30, 2019, net profit included a charge of $135 million related to the asset optimization portion of the "Transform2Win" strategy, the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. and $82 million of restructuring costs.

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Industrial Activities Performance
The following tables show net revenues and Adjusted EBIT by segment. Also included is a discussion of results by Industrial Activities and each business segment.

Net revenues by segment

	Nine Months Ended September 30,
($ million)	2020	2019	% change	% change excl. FX
Agriculture	7,491	8,013	-6.5	-2.6
Construction	1,418	2,060	-31.2	-28.1
Commercial and Specialty Vehicles	6,131	7,431	-17.5	-15.4
Powertrain	2,427	3,098	-21.7	-20.3
Eliminations and Other	(1,217)	(1,656)	—	—
Total Net revenues of Industrial Activities	16,250	18,946	-14.2	-11.4
Financial Services	1,329	1,467	-9.4	-5.0
Eliminations and Other	(85)	(106)	—	—
Total Net revenues	17,494	20,307	-13.9	-10.9

Adjusted EBIT by segment

	Nine Months Ended September 30,
($ million)	2020	2019	Change	2020 Adjusted EBIT margin	2019 Adjusted EBIT margin
Agriculture	498	670	-172	6.6%	8.4%
Construction	(211)	39	-250	(14.9)%	1.9%
Commercial and Specialty Vehicles	(267)	209	-476	(4.4)%	2.8%
Powertrain	100	252	-152	4.1%	8.1%
Unallocated items, eliminations and other	(209)	(126)	-83	—	—
Adjusted EBIT of Industrial Activities	(89)	1,044	-1,133	(0.5)%	5.5%
Net revenues of Industrial Activities were $16,250 million during the nine months ended September 30, 2020, down 14.2% compared to the nine months ended September 30, 2019 (down 11.4% on a constant currency basis), due to severe adverse COVID-19 impacts on supply chain and market conditions across all regions, coupled with actions to reduce dealer inventory levels.
Adjusted EBIT of Industrial Activities was a loss of $89 million during the nine months ended September 30, 2020, (adjusted EBIT profit of $1,044 million during the nine months ended September 30, 2019), strongly impacted by industry demand disruption, negative absorption caused by plant shutdowns and actions to lower inventory levels, partially offset by positive price realization in Agriculture and Commercial and Specialty Vehicles, and cost containment actions across all segments.

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The following tables summarize the reconciliation of Adjusted EBIT, a non-GAAP financial measures, to consolidated profit/(loss), the most comparable EU-IFRS financial measure, for the nine months ended September 30, 2020 and 2019.

	Nine Months Ended September 30, 2020
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						(1,122)
Less: Consolidated Income tax (expenses)						83
Consolidated Profit (loss) before taxes						(1,205)
Less: Financial Services
Financial Services Net income						224
Financial Services income taxes						77
Add back of the following Industrial Activities items:
Financial expenses						218
Adjustments for the following Industrial Activities items:
Restructuring costs	9	3	4	1	—	17
Goodwill impairment loss	—	—	—	—	576	576
Other discrete items(1)	248	62	289	—	7	606
Adjusted EBIT of Industrial Activities	498	(211)	(267)	100	(209)	(89)
(1) This item primarily includes impairment of intangible and other long-lived assets, as well as asset optimization charges.

	Nine Months Ended September 30, 2019
($ million)	Agriculture	Construction	Commercial and Specialty Vehicles	Powertrain	Unallocated items, elimination and other	Total
Consolidated Profit/(loss)						743
Less: Consolidated Income tax (expenses)						(269)
Consolidated Profit (loss) before taxes						1,012
Less: Financial Services
Financial Services Net income						275
Financial Services income taxes						95
Add back of the following Industrial Activities items:
Financial expenses						232
Adjustments for the following Industrial Activities items:
Restructuring costs	26	27	20	5	1	79
Other discrete items(1)	—	—	135	—	(44)	91
Adjusted EBIT of Industrial Activities	670	39	209	252	(126)	1,044
(1)This item primarily included the other asset optimization charges for $135 million due to actions included in the "Transform2Win" Strategy and the pre-tax gain of $47 million related to a healthcare plan amendment in the U.S.

Interim Management Report 17

Agriculture
Net revenues
The following table shows Agriculture net revenues by geographic region for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:
Agriculture Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2020	2019	% change
North America	2,662	2,843	-6.4
Europe	2,613	2,921	-10.5
South America	968	1,108	-12.6
Rest of World	1,248	1,141	9.4
Total	7,491	8,013	-6.5
Net revenues for Agriculture were $7,491 million for the nine months ended September 30, 2020, a decline of 6.5% compared to the nine months ended September 30, 2019 (down 2.6% on a constant currency basis). The decrease was driven by lower industry volumes primarily in North America and Europe linked to the COVID-19 pandemic, partially offset by positive price realization performance across all regions.
For the nine months ended September 30, 2020, worldwide industry unit sales for tractors were up 7% compared to the nine months ended September 30, 2019, while worldwide industry sales for combines were up 9%. In North America, industry volumes in the over 140 hp tractor market sector were down 7% and combines were up 1%. Industry volumes for under 140 hp tractors in North America were up 15%. European markets were down 8% and 13% for tractors and combines, respectively. In South America, the tractor market decreased 5% and the combine market decreased 11%. Rest of World markets increased 7% for tractors and increased 21% for combines.
Adjusted EBIT
Adjusted EBIT was $498 million in the nine months ended September 30, 2020, a $172 million decrease compared to the nine months ended September 30, 2019. Positive price realization, disciplined cost management, favorable purchasing performance and lower research and development costs were more than offset by lower wholesale volume, unfavorable market and product mix, negative fixed cost absorption due to manufacturing facility shutdowns, higher product costs, and costs associated with product quality actions. Adjusted EBIT margin was 6.6% (8.4% in the nine months ended September 30, 2019).

Construction
Net revenues
The following table shows Construction net revenues by geographic region for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:
Construction Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2020	2019	% change
North America	600	1,035	-42.0
Europe	277	371	-25.3
South America	222	254	-12.6
Rest of World	319	400	-20.3
Total	1,418	2,060	-31.2
Net revenues for Construction were $1,418 million in the nine months ended September 30, 2020, a decline of 31.2% compared to the nine months ended September 30, 2019 (down 28.1% on a constant currency basis), as a result of deteriorating market conditions primarily in North America, Europe, and Rest of World due to the COVID-19 pandemic, combined with actions to reduce dealer inventory levels and negative price realization primarily in North America.
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During the nine months ended September 30, 2020, Construction’s worldwide general equipment industry sales were up 5% compared to the nine months ended September 30, 2019, while worldwide compact and worldwide road building and site equipment industry sales were down 2% and 12%, respectively.
Adjusted EBIT
Adjusted EBIT loss was $211 million, a $250 million decrease compared to the nine months ended September 30, 2019. The decrease was driven by lower volumes, negative fixed cost absorption due to plant shutdowns, destocking actions, and unfavorable price realization impacted by retail program enhancements in response to COVID-19 impacted market conditions, partially offset by cost-cutting actions.

Commercial and Specialty Vehicles
Net revenues
The following table shows Commercial and Specialty Vehicles’ net revenues by geographic region for the nine months ended September 30, 2020 compared to the nine months ended September 30, 2019:
Commercial and Specialty Vehicles Net revenues – by geographic region:

	Nine Months Ended September 30,
($ million)	2020	2019	% change
North America	51	47	n.m.
Europe	4,944	6,033	-18.1
South America	371	421	-11.9
Rest of World	765	930	-17.7
Total	6,131	7,431	-17.5
n.m. - not meaningful.
Commercial and Specialty Vehicles’ net revenues were $6,131 million in the nine months ended September 30, 2020, a decline of 17.5% compared to the nine months ended September 30, 2019 (down 15.4% on a constant currency basis), driven by decreased volumes across all geographies due to the COVID-19 pandemic.
During the nine months ended September 30, 2020, the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, decreased 20% compared to the same period in 2019. In Europe, the LCV market (GVW 3.5-7.49 tons) decreased 12% and the M&H truck market (GVW ≥7.5 tons) decreased 34%. In South America, new truck registrations (GVW ≥3.5 tons) decreased 15% over the same period of 2019 with a decrease of 15% and 17% in Brazil and in Argentina, respectively. In Rest of World, new truck registrations decreased by 16%.
In the nine months ended September 30, 2020, trucks’ estimated market share in the European truck market (GVW ≥3.5 tons), excluding U.K. and Ireland, was 10.4%, down 0.3 p.p. compared to the nine months ended September 30, 2019. In the nine months ended September 30, 2020, trucks' market share in South America was 9.7%, up 2.0 p.p. compared to the nine months ended September 30, 2019.
Commercial and Specialty Vehicles delivered approximately 74,500 vehicles (including buses and specialty vehicles) in the nine months ended September 30, 2020, representing a 25% decrease compared to the same period of 2019. Volumes were down 31% in LCV and 11% in M&H truck segments. Commercial and Specialty Vehicles’ deliveries were lower 30% in Europe, increased 3% in South America and decreased 6% in Rest of World.
Adjusted EBIT
Adjusted EBIT loss was $267 million in the nine months ended September 30, 2020 ($209 million profit in the nine months ended September 30, 2019), primarily driven by critical market conditions, generating lower volumes and higher product costs due to plant shutdowns, partially offset by positive price realization and lower selling, general and administrative costs.

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Powertrain
Net revenues
Powertrain's net revenues were $2,427 million in the nine months ended September 30, 2020, a decline of 21.7% compared to the nine months ended September 30, 2019 (down 20.3% on a constant currency basis), due to unfavorable volume and mix as a consequence of COVID-19 pandemic. Sales to external customers accounted for 53% of total net revenues (49% in the nine months ended September 30, 2019).
During the nine months ended September 30, 2020, Powertrain sold approximately 327,900 engines, a decrease of 27% compared to the nine months ended September 30, 2019. In terms of customers, 24% of engine units were supplied to Commercial and Specialty Vehicles, 13% to Agriculture, 3% to Construction and the remaining 60% to external customers. Additionally, Powertrain delivered approximately 31,200 transmissions, a decrease of 37% compared to the nine months ended September 30, 2019, and approximately 90,500 axles, a decrease of 32% compared to the nine months ended September 30, 2019.
Adjusted EBIT
Adjusted EBIT was $100 million for the nine months ended September 30, 2020, a $152 million decrease compared to the nine months ended September 30, 2019, mainly due to unfavorable volume and mix, partially offset by purchasing and quality efficiencies, cost containment actions and lower cost for regulatory programs. Adjusted EBIT margin was 4.1% in the nine months ended September 30, 2020 (8.1% in the nine months ended September 30, 2019).

Financial Services Performance

	Nine Months Ended September 30,
($ million)	2020	2019	Change
Net revenues	1,329	1,467	-9.4%
Net income	224	275	(51)
Net revenues
Financial Services' net revenues totaled $1,329 million in the nine months ended September 30, 2020, a 9.4% decrease compared to the nine months ended September 30, 2019 (down 5.0% on a constant currency basis), primarily due to lower end of lease inventory, negative impact from currency translation, and lower average portfolios in North America and Europe, partially offset by higher average portfolio in South America.
Net income
Net income of Financial Services was $224 million in the nine months ended September 30, 2020, a decrease of $51 million compared to the nine months ended September 30, 2019, primarily attributable to higher risk costs due to expected deteriorating credit conditions due to the COVID-19 pandemic, partially offset by cost savings and lower income taxes.

In the nine months ended September 30, 2020, retail loan originations, including unconsolidated joint ventures, were $7.1 billion, flat compared to the nine months ended September 30, 2019. The managed portfolio, including unconsolidated joint ventures, was $24.7 billion as of September 30, 2020 (of which retail was 65% and wholesale 35%), down $0.7 billion compared to September 30, 2019 (down $0.7 billion on a constant currency basis).

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LIQUIDITY AND CAPITAL RESOURCES
The following discussion of liquidity and capital resources principally focuses on our condensed consolidated statement of cash flows and our condensed consolidated statement of financial position. Our operations are capital intensive and subject to seasonal variations in financing requirements for dealer receivables and dealer and company inventories. Whenever necessary, funds from operating activities are supplemented from external sources. CNH Industrial, focusing on cash preservation and leveraging on a good access to funding, continues to maintain solid financial strength and liquidity.
Cash Flow Analysis
During the nine months ended September 30, 2020, consolidated cash and cash equivalents increased by $1,360 million primarily as a result of cash preservation measures and a lower portfolio.
At September 30, 2020, Available liquidity(1) was $13,164 million, inclusive of $5,890 million in undrawn committed facilities ($5,474 million at December 31, 2019) and of other current financial assets of $141 million ($58 million at December 31, 2019), compared to $11,305 million at December 31, 2019.
Net Cash from Operating Activities
Cash provided by operating activities in the nine months ended September 30, 2020 totaled $629 million and comprised the following elements:
▪$1,122 million loss;
▪plus $878 million in non-cash charges for depreciation and amortization (net of commercial vehicles sold under buy-back commitments and operating leases);
▪plus $576 million in goodwill impairment loss;
▪plus $390 million in losses on the disposal of assets and other non-cash items;
▪plus $32 million in dividends received;
▪minus change in deferred income taxes of $283 million and change in provisions of $27 million;
▪plus $99 million for changes in items due to buy-back commitments and $92 million for changes in operating lease items; and
▪minus $6 million in change in working capital.
In the nine months ended September 30, 2019, cash used in operating activities during the year was $708 million as a result of cash generated from income-related inflows (calculated as profit plus amortization and depreciation, dividends, changes in provisions and deferred taxes, various items related to sales with buy-back commitments and operating leases, loss on early redemption/repurchase of notes, net of gains/losses on disposals and other non-cash items) for a total amount of $1,528 million, and of a $2,236 million decrease in cash resulting from an increase in working capital.
Net Cash from Investing Activities
In the nine months ended September 30, 2020, cash provided by investing activities was $727 million. The positive flows were primarily generated by a net decrease in receivables from financing activities amounting to $1,412 million, partially offset primarily by an absorption from investments in tangible and intangible assets of $462 million in cash, including $233 million in capitalized development costs. Investments in tangible and intangible assets are net of investments in commercial vehicles for our long-term rental operations and of investments relating to vehicles sold under buy-back commitments, which are reflected in cash flows relating to operating activities.
In the nine months ended September 30, 2019, cash used in investing activities totaled $373 million. Expenditures on tangible and intangible assets (including $291 million in capitalized development costs) totaled $616 million. Net decrease in receivables from financing activities amounted to $138 million.

(1) Starting from September 30, 2020, the Company modified the definition of “Available liquidity” (a non-GAAP financial measure) in order to include also “Other current financial assets”. The Company believes the revised definition better reflects its consolidated liquidity.

Interim Management Report 21

Net Cash from Financing Activities
In the nine months ended September 30, 2020, cash provided by financing activities totaled $9 million compared to $376 million used in the nine months ended September 30, 2019, which included $280 million dividends payment.
Consolidated Debt
Our consolidated Debt as of September 30, 2020 and December 31, 2019, is as detailed in the following table:

	At September 30, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Total Debt	25,166	8,881	18,285	25,413	7,063	20,820
We believe that Net Debt is a useful analytical metric for measuring our effective borrowing requirements. We provide a separate analysis of Net Debt for Industrial Activities and Net Debt for Financial Services to reflect the different cash flow management practices in the two activities. The separation between Industrial Activities and Financial Services represents a sub-consolidation based on the core business activities (industrial activities or financial services) of each CNH Industrial legal entity. The sub-consolidation for Industrial Activities also includes legal entities that perform centralized treasury activities, such as raising funding in the market and financing Group legal entities, but do not, however, provide financing to third parties.
The calculation of Net Debt as of September 30, 2020 and December 31, 2019 and the reconciliation of Total Debt, the EU-IFRS financial measure that we believe to be most directly comparable, to Net Debt, are shown below:

	At September 30, 2020			At December 31, 2019
($ million)	Consolidated	Industrial Activities	Financial Services	Consolidated	Industrial Activities	Financial Services
Third party debt	25,166	7,908	17,258	25,413	5,731	19,682
Intersegment notes payable	—	973	1,027	—	1,332	1,138
Total Debt(1)	25,166	8,881	18,285	25,413	7,063	20,820
Less:
Cash and cash equivalents	7,133	5,764	1,369	5,773	4,527	1,246
Intersegment financial receivables	—	1,027	973	—	1,138	1,332
Derivative assets(2)	188	121	75	73	34	47
Derivative liabilities(2)	(88)	(53)	(43)	(121)	(97)	(32)
Other current financial assets(3)	141	141	—	58	58	—
Net Debt (Cash)(4)	17,792	1,881	15,911	19,630	1,403	18,227
(1)    As a result of the role played by the central treasury, debt for Industrial Activities also includes funding raised by the central treasury on behalf of Financial Services (included under Intersegment financial receivables). Intersegment financial receivables for Financial Services, on the other hand, represent loans or advances to Industrial Activities – for receivables sold to Financial Services that do not meet the derecognition requirements – as well as cash deposited temporarily with the central treasury. Total Debt of Industrial Activities includes Intersegment notes payable to Financial Services of $973 million and $1,332 million as of September 30, 2020 and December 31, 2019, respectively. Total Debt of Financial Services includes Intersegment notes payable to Industrial Activities of $1,027 million and $1,138 million as of September 30, 2020 and December 31, 2019, respectively.
(2)    Derivative assets and Derivative liabilities include, respectively, the positive and negative fair values of derivative financial instruments.
(3)    This item includes short-term deposits and investments toward high-credit ratings counterparts.
(4)    The net intersegment (receivable)/payable balance recorded by Financial Services relating to Industrial Activities was $54 million and $-194 million as of September 30, 2020 and December 31, 2019, respectively.

Excluding positive exchange rate differences of $352 million, Net Debt at September 30, 2020 decreased by $1,486 million compared to December 31, 2019, reflecting an increase in cash and cash equivalents, as a result of cash preservation measures and a lower Financial Services portfolio.

Interim Management Report 22

The following table shows the change in Net Debt of Industrial Activities for the nine months ended September 30, 2020 and 2019:

	Nine months ended September 30,
($ million)	2020	2019(*)
Net (debt)/cash of Industrial Activities at beginning of period as reported	(1,403)	(639)
Impact of IFRS 16 adoption	—	(476)
Net (debt)/cash of Industrial Activities at beginning of period	(1,403)	(1,115)
Adjusted EBIT of Industrial Activities	(89)	1,044
Depreciation and amortization	875	922
Depreciation of assets under operating leases and assets sold with buy-back commitments	198	235
Cash interest and taxes	(198)	(328)
Changes in provisions and similar(1)	(412)	(485)
Change in working capital	(26)	(2,195)
Operating cash flow of Industrial Activities	348	(807)
Investments in property, plant and equipment, and intangible assets(2)	(460)	(614)
Other changes	(90)	(168)
Free Cash Flow of Industrial Activities	(202)	(1,589)
Capital increases and dividends(3)	(13)	(325)
Currency translation differences and other	(263)	234
Change in Net debt of Industrial Activities	(478)	(1,680)
Net (debt)/cash of Industrial Activities at end of period	(1,881)	(2,795)
(*)    Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.
(1)    Including other cash flow items related to operating lease and buy-back activities.
(2)    Excluding assets sold under buy-back commitments and assets under operating leases.
(3)    Including share buy-back transactions
We believe that Free Cash Flow of Industrial Activities is a useful analytical metric for measuring the cash generation ability of our Industrial Activities. For the nine months ended September 30, 2020 and 2019, the Free Cash Flow of Industrial Activities was a usage of $202 million and $1,589 million, respectively. The lower usage is primarily due to lower working capital absorption mainly due to lower inventory and higher trade payables.
The reconciliation of Free Cash Flow of Industrial Activities to Net cash provided by (used in) Operating Activities, the EU-IFRS financial measure that we believe to be most directly comparable, for the nine months ended September 30, 2020 and 2019, is shown below:

	Nine months ended September 30,
($ million)	2020	2019(*)
Net cash provided by (used in) Operating Activities	629	(708)
Less: Cash flows from Operating Activities of Financial Services net of eliminations	(281)	(99)
Operating cash flow of Industrial Activities	348	(807)
Investments in property, plant and equipment, and intangible assets of Industrial Activities	(460)	(614)
Other changes(1)	(90)	(168)
Free Cash Flow of Industrial Activities	(202)	(1,589)
(*)    Starting from December 31, 2019, we modified the definition of Net Debt and Net Debt of Industrial Activities in order to include Other current financial assets. As a consequence, certain amounts have been recast accordingly.
(1) This item primarily includes change in intersegment financial receivables and capital increases in intersegment investments.
The non-GAAP financial measures (Net debt and Free Cash Flow of Industrial Activities, as defined in paragraph "Alternative performance measures (or “Non-GAAP financial measures”)" of section "General" above), used in this section, should neither be considered as a substitute for, nor superior to, measures of financial performance prepared in accordance with EU-IFRS. In addition, this non-GAAP financial measure may not be computed in the same manner as similarly titled measures used by other companies.
On June 15, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.

Interim Management Report 23

With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an amount of $85 million outstanding at September 30, 2020 ($387 million at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $97 million outstanding at September 30, 2020 ($105 million at December 31, 2019). In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF), with the amount outstanding at September 30, 2020 equal to $768 million. Furthermore, in Canada, the Company issued a new retail ABS transaction for a total amount of C$465 million (equivalent to $331 million), with the amount outstanding at September 30, 2020 equal to $306 million.

In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.9 billion at September 30, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities expiring after twelve months amounted to approximately $4.1 billion at September 30, 2020 ($4.1 billion at December 31, 2019), of which $1.2 billion was available at September 30, 2020 ($1.1 billion at December 31, 2019).
CNH Industrial continues to closely monitor its liquidity and capital resources for any potential impact that the COVID-19 pandemic may have on its operations. With the strong liquidity position at the end of September and the demonstrated access to the financial markets, CNH Industrial believes that its cash and cash equivalents, access to credit facilities and cash flows from future operations will be adequate to fund its known cash needs during the COVID-19 pandemic.

Interim Management Report 24

RISKS AND UNCERTAINTIES
The Company believes that the risks and uncertainties identified at September 30, 2020 are in line with the main risks and uncertainties to which CNH Industrial N.V. and the Group are exposed and that the Company presented in its Annual Report at December 31, 2019 prepared in accordance with EU-IFRS, as well as those Risk Factors identified and discussed in Item 3.D of the Company’s annual report for 2019 on Form 20-F (which contains financial statements prepared in accordance with U.S. GAAP) filed with the SEC on March 3, 2020. Those risks and uncertainties should be read in conjunction with this Interim Report, including its notes and disclosures.
Additional risks and uncertainties not currently known or that are currently judged to be immaterial may also materially affect our business, financial condition or operating results.
The Company’s assessment of risks and uncertainties has changed since publication of the above-mentioned annual reports with regard to the following risk.
The COVID-19 pandemic could materially adversely affect our business, financial condition, results of operations and/or liquidity
COVID-19 was identified in China in late 2019 and has spread globally. The rapid spread of the virus has had a material, dramatic, and almost immediate impact on public health and the macroeconomy. From an economic perspective, the virus has resulted in weaker demand and supply constraints and the implementation of numerous measures to try to contain the virus, such as travel bans, mandated shutdowns, border closures and other restrictions on the free movement of people and goods. These factors have impacted our workforce and operations as we temporarily closed the vast majority of our facilities.
Travel bans, border closures, other restrictions on the free movement of people and goods, and the introduction of social distancing measures in our facilities may affect our future ability to operate as well as the ability of our suppliers and distributors to operate. Further, any future closing of manufacturing facilities due to weaker demand or supply constraints, or similar limitations or restrictions for our suppliers, or the impact of the COVID-19 pandemic on our ability to execute business continuity plans, could have a material adverse effect on our business, financial position, results of operations, or liquidity. Moreover, the COVID-19 pandemic may materially adversely impact many of our customers, borrowers and other third parties and may affect their ability to fulfill their obligations to us in a timely manner. Depending on the duration and extent of the COVID-19 pandemic, the Company’s results of operations, financial condition and cash flows in 2020 may also be materially impacted by, among other things, restructuring actions, goodwill and other non-cash impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements with respect to vehicles in stock and residual value commitments, excess inventory, and difficulties in collecting financial receivables resulting in increased allowances for credit losses. The extent of the COVID-19 impact on our business, financial condition, results of operations, or liquidity, which could be material, will be determined by the duration of the COVID-19 pandemic, its geographic spread, business disruptions and overall impact on the global economy. We cannot at this time reasonably estimate or quantify the magnitude of any resulting financial impact of the COVID-19 pandemic due to the uncertainty of the situation.
Disruption caused by business responses to the COVID-19 pandemic, including remote working arrangements, may create increased vulnerability to cybersecurity or data privacy incidents, including breaches of information technology and systems. Risks related to information technology and systems are described in our risk factor entitled “A cybersecurity breach could interfere with our operations, compromise confidential information, negatively impact our corporate reputation and expose us to liability” in our “Risk Factors” in our Annual Report prepared in accordance with EU-IFRS for the year ended December 31, 2019.
The COVID-19 pandemic has also caused, and is likely to continue to cause, economic, market and other disruptions worldwide that could result in global or regional economic downturn or recession. Additionally, volatility in the global capital markets could increase the cost of capital and could adversely impact access to capital. Risks related to negative economic conditions are described in our risk factors entitled "Global economic conditions impact our business" and “We are exposed to political, economic, trade and other risks beyond our control as a result of operating a global business” under “Risks Related to our Business, Strategy and Operations” in our “Risk Factors” in our Annual Report prepared in accordance with EU-IFRS for the year ended December 31, 2019.

Interim Management Report 25

2020 U.S. GAAP OUTLOOK
CNH Industrial manages its operations, assesses its performance and makes decisions about allocation of resources based on financial results prepared only in accordance with U.S. GAAP, and, accordingly, its full year guidance presented below had been prepared under U.S. GAAP.
The Company is providing the following outlook for 2020. This assumes that its end markets are not further impacted by the pandemic during the final weeks of the year and that, with all the health and safety measures they have put in place, its plants and suppliers are able to keep operating with minimal disruptions:
▪Net sales of Industrial Activities down between 10% and 15% year on year including currency translation effects;
▪Free cash flow of Industrial Activities positive between $0.4 billion and $0.7 billion;
▪Solid available liquidity to be maintained to year-end and into 2021, with the only capital markets maturity in the year for $600 million already covered by the CNH Industrial Capital LLC $500 million 1.875% Notes issued in October.

Interim Management Report 26

INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
At September 30, 2020
Interim Condensed Consolidated Financial Statements at September 30, 2020 27

CONDENSED CONSOLIDATED INCOME
STATEMENT
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2020	2019	2020	2019
Net revenues	(1)	6,482	6,296	17,494	20,307
Cost of sales	(2)	5,424	5,267	15,546	16,578
Selling, general and administrative costs	(3)	462	519	1,395	1,590
Research and development costs	(4)	271	269	826	824
Result from investments:	(5)	25	(2)	37	15
Share of the profit/(loss) of investees accounted for using the equity method		25	(2)	37	15
Restructuring costs	(6)	5	46	17	82
Goodwill impairment loss	(11)	—	—	576	—
Other income/(expenses)	(7)	(51)	46	(158)	(4)
Financial income/(expenses)	(8)	(89)	(97)	(218)	(232)
PROFIT/(LOSS) BEFORE TAXES		205	142	(1,205)	1,012
Income tax (expense)	(9)	(33)	(53)	83	(269)
PROFIT/(LOSS) FROM CONTINUING OPERATIONS		172	89	(1,122)	743
PROFIT/(LOSS) FOR THE PERIOD		172	89	(1,122)	743

PROFIT/(LOSS) FOR THE PERIOD ATTRIBUTABLE TO:
Owners of the parent		162	83	(1,154)	718
Non-controlling interests		10	6	32	25

(in $)
BASIC EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.12	0.06	(0.85)	0.53
DILUTED EARNINGS/(LOSS) PER COMMON SHARE	(10)	0.12	0.06	(0.85)	0.53

Interim Condensed Consolidated Financial Statements at September 30, 2020 28

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(Unaudited)

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2020	2019	2020	2019
PROFIT/(LOSS) FOR THE PERIOD (A)		172	89	(1,122)	743

Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	(20)	—	(29)	(2)	(29)
Net change in fair value of equity investments at fair value through other comprehensive income	(20)	(1,207)	(4)	276	(4)
Tax effect of Other comprehensive (loss)/income that will not be reclassified subsequently to profit or loss	(20)	15	7	(11)	7
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss, net of tax (B1)		(1,192)	(26)	263	(26)
Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	(20)	40	(28)	100	(49)
Exchange gains/(losses) on translating foreign operations	(20)	(175)	(104)	(694)	(57)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	(20)	12	(16)	(4)	(19)
Tax effect of Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(20)	(11)	7	(12)	13
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss, net of tax (B2)		(134)	(141)	(610)	(112)
TOTAL OTHER COMPREHENSIVE INCOME/(LOSS), NET OF TAX (B) = (B1) + (B2)		(1,326)	(167)	(347)	(138)

TOTAL COMPREHENSIVE INCOME/(LOSS) (A)+(B)		(1,154)	(78)	(1,469)	605

TOTAL COMPREHENSIVE INCOME/(LOSS) ATTRIBUTABLE TO:
Owners of the parent		(1,167)	(82)	(1,502)	582
Non-controlling interests		13	4	33	23

Interim Condensed Consolidated Financial Statements at September 30, 2020 29

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)

($ million)	Note	At September 30, 2020	At December 31, 2019
ASSETS
Intangible assets	(11)	4,725	5,522
Property, plant and equipment	(12)	4,969	5,769
Investments and other financial assets:	(13)	1,133	707
Investments accounted for using the equity method		556	550
Equity investments measured at fair value through other comprehensive income		526	108
Other investments and financial assets		51	49
Leased assets	(14)	1,828	1,857
Defined benefit plan assets		22	28
Deferred tax assets		1,068	806
Total Non-current assets		13,745	14,689
Inventories	(15)	6,722	7,065
Trade receivables	(16)	418	408
Receivables from financing activities	(16)	17,157	19,429
Current tax receivables	(16)	174	260
Other current receivables and financial assets(*)	(16)	1,094	1,302
Prepaid expenses and other assets(*)		179	173
Derivative assets	(17)	188	73
Cash and cash equivalents	(18)	7,133	5,773
Total Current assets		33,065	34,483
Assets held for sale	(19)	16	10
TOTAL ASSETS		46,826	49,182

(*) For the sake of clarity and to enhance the comparability of information presented, certain balances previously reported under “Other current assets” have been reclassified to “Other receivables and other financial assets” and “Prepaid expenses and other assets”.
Interim Condensed Consolidated Financial Statements at September 30, 2020 30

CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(Unaudited)
(CONTINUED)

($ million)	Note	At September 30, 2020	At December 31, 2019
EQUITY AND LIABILITIES
Issued capital and reserves attributable to owners of the parent		6,339	7,819
Non-controlling interests		62	44
Total Equity	(20)	6,401	7,863
Provisions:		4,808	4,787
Employee benefits	(21)	1,676	1,701
Other provisions	(21)	3,132	3,086
Debt:	(22)	25,166	25,413
Asset-backed financing	(22)	10,578	11,757
Other debt	(22)	14,588	13,656
Derivative liabilities	(17)	88	121
Trade payables	(23)	5,112	5,635
Tax liabilities		273	181
Deferred tax liabilities		244	274
Other current liabilities	(24)	4,734	4,908
Total Liabilities		40,425	41,319
TOTAL EQUITY AND LIABILITIES		46,826	49,182

Interim Condensed Consolidated Financial Statements at September 30, 2020 31

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited)

($ million)	Note	Nine months ended September 30, 2020	Nine months ended September 30, 2019
A) CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	(18)	5,773	5,803
B) CASH FLOWS FROM/(USED IN) OPERATING ACTIVITIES:
Profit/(loss) for the period		(1,122)	743
Amortization and depreciation (net of vehicles sold under buy-back commitments and operating leases)		878	926
(Gains)/losses on disposal of non-current assets (net of vehicles sold under buy-back commitments)		4	2
Goodwill impairment loss		576	—
Other non-cash items		386	85
Dividends received		32	15
Change in provisions(*)		(27)	(215)
Change in deferred income taxes		(283)	53
Change in items due to buy-back commitments	(a)	99	(51)
Change in operating lease items	(b)	92	(30)
Change in working capital(*)		(6)	(2,236)
TOTAL		629	(708)
C) CASH FLOWS FROM/(USED IN) INVESTING ACTIVITIES:
Investments in:
Property, plant and equipment and intangible assets (net of vehicles sold under buy-back commitments and operating leases)		(462)	(616)
Consolidated subsidiaries and other equity investments		(147)	(109)
Proceeds from the sale of non-current assets (net of vehicles sold under buy-back commitments)		3	10
Net change in receivables from financing activities		1,412	138
Change in current securities		(80)	—
Other changes		1	204
TOTAL		727	(373)
D) CASH FLOWS FROM/(USED IN) FINANCING ACTIVITIES:
Bonds issued		631	1,301
Repayment of bonds		—	(1,121)
Issuance of other medium-term borrowings (net of repayment)		369	20
Net change in other financial payables and derivative assets/liabilities		(978)	(251)
Dividends paid		(4)	(280)
Purchase of treasury shares		—	(45)
Purchase of ownership interests in subsidiaries		(9)	—
TOTAL		9	(376)
Translation exchange differences		(5)	(181)
E) TOTAL CHANGE IN CASH AND CASH EQUIVALENTS		1,360	(1,638)
F) CASH AND CASH EQUIVALENTS AT END OF PERIOD	(18)	7,133	4,165

(a)Cash generated from the sale of vehicles under buy-back commitments, net of amounts included in Profit/(loss) for the period, is recognized under operating activities in a single line item, which includes changes in working capital, capital expenditure, depreciation and impairment losses.
(b)Cash from operating lease is recognized under operating activities in a single line item, which includes capital expenditure, depreciation, write-downs and changes in inventory.
(*) Following the adoption of IFRIC Interpretation 23 from January 1, 2019, figures for the nine months ended September 30, 2019 have been reclassified due to the change in classification for identified income tax-related risks that were previously recognized as a provision. Refer to paragraph “New standards and amendments effective from January 1, 2019” in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
Interim Condensed Consolidated Financial Statements at September 30, 2020 32

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Unaudited)

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2018	25	(128)	3,247	6,272	(17)	(1,414)	(375)	—	(167)	29	7,472

Changes in equity for the nine months ended September 30, 2019
Dividends distributed	—	—	—	(275)	—	—	—	—	—	(5)	(280)
Acquisition of treasury stock	—	(45)	—	—	—	—	—	—	—	—	(45)
Common shares issued from treasury stock and capital increase for share-based compensation	—	31	—	—	—	—	—	—	—	—	31
Share-based compensation expense	—	—	30	(34)	—	—	—	—	—	—	(4)
Total comprehensive income/(loss) for the period	—	—	—	718	(36)	(55)	(22)	(4)	(19)	23	605
Other changes(1)	—	—	2	47	—	—	—	—	—	(6)	43
AT SEPTEMBER 30, 2019	25	(142)	3,279	6,728	(53)	(1,469)	(397)	(4)	(186)	41	7,822

	Attributable to the owners of the parent
($ million)	Share capital	Treasury shares	Capital reserves	Earnings reserves	Cash flow hedge reserve	Cumulative translation adjustment reserve	Defined benefit plans remeasure-ment reserve	Equity investments at FVTOCI	Cumulative share of OCI of entities consolidated under the equity method	Non-controlling interests	Total
AT DECEMBER 31, 2019	25	(154)	3,240	6,935	(49)	(1,473)	(524)	(5)	(176)	44	7,863

Changes in equity for the nine months ended September 30, 2020
Dividends distributed	—	—	—	—	—	—	—	—	—	(4)	(4)
Common shares issued from treasury stock and capital increase for share-based compensation	—	14	(14)	—	—	—	—	—	—	—	—
Share-based compensation expense	—	—	12	—	—	—	—	—	—	—	12
Purchase of ownership interests in subsidiaries from non-controlling interests	—	—	(5)	—	—	—	—	—	—	(4)	(9)
Total comprehensive income/(loss) for the period	—	—	—	(1,154)	88	(694)	(9)	271	(4)	33	(1,469)
Other changes(1)	—	—	—	15	—	—	—	—	—	(7)	8
AT SEPTEMBER 30, 2020	25	(140)	3,233	5,796	39	(2,167)	(533)	266	(180)	62	6,401
(1)    Other changes of Earnings reserves include the impact of IAS 29 - Financial reporting in hyperinflationary economies applied for subsidiaries that prepare their financial statements in a functional currency of a hyperinflationary economy. In particular, from July 1, 2018, Argentina’s economy was considered to be hyperinflationary.

Interim Condensed Consolidated Financial Statements at September 30, 2020 33

NOTES
(Unaudited)
CORPORATE INFORMATION
CNH Industrial N.V. (the “Company” and, collectively with its subsidiaries, “CNH Industrial” or the “CNH Industrial Group” or the “Group”) is the company formed as a result of the business combination transaction (the “Merger”), completed on September 29, 2013, between Fiat Industrial S.p.A. (“Fiat Industrial” and, together with its subsidiaries, the “Fiat Industrial Group”) and its majority owned subsidiary CNH Global N.V. (“CNH Global”). CNH Industrial N.V. is incorporated under the laws of the Netherlands. CNH Industrial N.V. has its corporate seat in Amsterdam, the Netherlands, and its principal office in London, England, United Kingdom. CNH Industrial is a leading company in the capital goods sector that, through its various businesses, designs, produces and sells agricultural equipment, construction equipment, trucks, commercial vehicles, buses and specialty vehicles, in addition to a broad portfolio of powertrain applications (see Note 26 “Segment reporting”). In addition, CNH Industrial’s Financial Services segment offers an array of financial products and services, including retail financing for the purchase or lease of new and used CNH Industrial and other manufacturers’ products and other retail financing programs and wholesale financing to dealers.
SIGNIFICANT ACCOUNTING POLICIES
Basis of preparation
The Interim condensed consolidated financial statements at September 30, 2020 together with the notes thereto (the "Interim Condensed Consolidated Financial Statements”) were authorized for issuance on November 10, 2020 and have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as adopted by the European Union (“EU-IFRS”). The designation “IFRS” also includes International Accounting Standards (“IAS”), as well as all interpretations of the IFRS Interpretations Committee (“IFRIC”).
The Interim Condensed Consolidated Financial Statements, which have been prepared in accordance with IAS 34 - Interim Financial Reporting, do not include all of the information and disclosures required for annual financial statements and should be read in conjunction with the audited CNH Industrial Consolidated Financial Statements at December 31, 2019, included in the Annual Report prepared under EU-IFRS (in the following, the “CNH Industrial Consolidated Financial Statements at December 31, 2019”). The accounting standards and policies are consistent with those used at December 31, 2019, except as described in the following paragraph “New standards and amendments effective from January 1, 2020”.
These financial statements are prepared on a going concern basis. Despite operating in a continuously difficult economic and financial environment negatively impacted by the continuing spread of the COVID-19 pandemic, the Group’s assessment is that no material uncertainties (as defined in paragraph 25 of IAS 1) exist about its ability to continue as a going concern, in view also of the measures already undertaken by the Group to adapt to the changed levels of demand and its industrial and financial flexibility.
These Interim Condensed Consolidated Financial Statements are prepared using the U.S. dollar as presentation currency. The functional currency of the parent company (CNH Industrial N.V.) is the euro. The U.S. dollar presentation currency was elected to be used in order to improve comparability with main competitors, mainly in the agriculture and construction businesses, and to provide more meaningful information to U.S. investors.

Interim Condensed Consolidated Financial Statements at September 30, 2020 34

COVID-19 pandemic and use of accounting estimates and management’s assumptions
COVID-19 pandemic affected CNH Industrial’s results, statement of financial position and cash flows presented in these Interim Condensed Consolidated Financial Statements. The main impacts of the pandemic on significant accounting matters are disclosed below.
The preparation of the Interim Condensed Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of income, expenses, assets, liabilities, accumulated other comprehensive income and disclosure of contingent assets and contingent liabilities. Furthermore, certain valuation procedures, in particular those of a more complex nature, are only carried out in full during the preparation of the annual financial statements, when all the information required is available, other than in the event that there are indications of impairment when an immediate assessment is necessary. In the same way, the actuarial valuations that are required for the determination of employee benefit provisions are also usually carried out during the preparation of the annual consolidated financial statements. The recoverability of deferred tax assets is assessed quarterly using historical financial results and figures from budget and plans for subsequent years. Income taxes are recognized based upon the best estimate of the actual income tax rate expected for the full financial year.
Due to the currently unforeseeable global consequences of the COVID-19 pandemic, these estimates and assumptions are subject to increased uncertainty. Actual results could differ materially from the estimates and assumptions used in preparation of the financial statements. If in the future such estimates and assumptions, which are based on management’s best judgment at the date of the Interim Condensed Consolidated Financial Statements, deviate from the actual circumstances, the original estimates and assumptions will be modified as appropriate in the period in which the circumstances change.
These Interim Condensed Consolidated Financial Statements include all updates of estimates and assumptions considered necessary by management to fairly state the Group’s results of operations, financial position and cash flows. In particular, updates to incorporate the expected consequences of the COVID-19 pandemic were included in the analysis of the recoverability of certain tangible and intangible assets, resulting in the recognition of $317 million impairment charges in the second quarter of 2020. In addition, new actions were identified to realize the asset portfolio of vehicles sold under buy-back commitments, as a result of the significant deterioration of the used vehicle markets in which the Commercial and Specialty Vehicles segment operates and the consequent impact on truck residual values, resulting in the recognition of $282 million charges in the second quarter of 2020. Furthermore, goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. The significant decline in industry demand and other market conditions in the main markets in which the Construction cash-generating unit (“CGU”) operates were identified as impairment indicators at June 30, 2020 for the goodwill at the Construction CGU, and, as a consequence, CNH Industrial performed a quantitative interim assessment of impairment for the Construction goodwill, previously disclosed as being at risk of impairment. Having reassessed the expected future business performance of the CGU and its projected cash flows, which have deteriorated significantly, CNH Industrial recognized an impairment loss of $576 million in the second quarter of 2020, representing the total impairment of Construction goodwill. Updated estimates and assumptions to incorporate the expected consequences of the COVID-19 pandemic were also included in the analysis of the recoverability and collectability of financial assets, especially of receivables from financing activities. Finally, with regard to hedge accounting, estimates were updated concerning whether forecast transactions can still be assumed to be highly likely to occur.
Depending on the duration and extent of the COVID-19 pandemic, CNH Industrial’s results of operations, financial condition and cash flows in 2020 may also be significantly negatively impacted by, among other things, further restructuring actions and other non-cash asset impairments, price pressure on new and used vehicles, which may give rise to further reserve requirements, excess inventory, difficulties in collecting financial receivables and subsequent increased allowances for credit losses.
Other significant estimates and judgements made by management in applying the Group’s accounting policies not mentioned in this note were the same as those applied at December 31, 2019. See section “Significant accounting policies”, paragraph “Use of estimates”, in the CNH Industrial Consolidated Financial Statements at December 31, 2019 for a description of the significant estimates, judgments and assumptions of CNH Industrial at that date.
CNH Industrial is exposed to operational financial risks such as credit risk, liquidity risk and market risk, mainly relating to exchange rates and interest rates. These Interim Condensed Consolidated Financial Statements do not include all the information and notes about financial risk management required in the preparation of annual financial statements. For a detailed description of this information see the “Risk management and Control System” section and Note 31 “Information on financial risks” of CNH Industrial Consolidated Financial Statements at December 31, 2019, as well as those discussed in Note 16 “Current receivables and Other current financial assets”.

Interim Condensed Consolidated Financial Statements at September 30, 2020 35

Format of the financial statements
CNH Industrial presents an income statement using a classification based on the function of expenses (otherwise known as the “cost of sales” method), rather than one based on their nature, as this is believed to provide information that is more relevant.
For the statement of financial position, a mixed format has been selected to present current and non-current assets and liabilities, as permitted by IAS 1 – Presentation of Financial Statements. Legal entities carrying out industrial activities and those carrying out financial services are both consolidated in the Group’s financial statements. The investment portfolios of Financial Services are included in current assets, as the investments will be realized in their normal operating cycle. Financial Services, though, obtains funds only partially from the market: the remainder is obtained from CNH Industrial N.V. through its treasury legal entities (included in Industrial Activities), which lend funds both to Industrial Activities and to Financial Services legal entities as the need arises. This Financial Services structure within the Group means that any attempt to separate current and non-current liabilities in the consolidated statement of financial position is not meaningful.
The statement of cash flows is presented using the indirect method.
New standards and amendments effective from January 1, 2020
▪On September 26    , 2019, the IASB issued Interest Rate Benchmark Reform (amendments to IFRS 9, IAS 39 and IFRS 7), which modifies some specific hedge accounting requirements to provide relief from the potential effects of uncertainty caused by the Interbank Offered Rates (IBOR) reform, allowing the hedge accounting to be continued as if the reference rates on which the hedged item and hedging instrument are based were not changed by the reform. Furthermore, the amendments require to provide additional information to investors about hedging relationships directly affected by the uncertainties caused by the reform. The amendments are effective from January 1, 2020. The adoption of these amendments did not have any material impact on these Interim Condensed Consolidated Financial Statements.
▪On October 31, 2018, the IASB clarified the definition of "material" and how it should be applied by amending IAS 1 - Presentation of Financial Statements and IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors. The amendments are effective from January 1, 2020, with earlier application permitted. The adoption of these amendments did not have any material impact on these Interim Condensed Consolidated Financial Statements.
▪On October 22, 2018, the IASB issued narrow-scope amendments to IFRS 3 - Business Combinations to improve the definition of a business. The amendments shall be applied to acquisitions that occurred on or after January 1, 2020 with earlier application permitted. The adoption of these amendments did not have any material impact on these Interim Condensed Consolidated Financial Statements.

Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group
See paragraph “Accounting standards, amendments and interpretations not yet applicable and not early adopted by the Group” of the section “Significant accounting policies” in the Notes to the Consolidated Financial Statements as of December 31, 2019, for a description of other new standards not yet effective and not adopted as of September 30, 2020.
▪On May 28, 2020 the IASB issued Covid-19-Related Rent Concessions (Amendment to IFRS 16) adding a practical expedient that relieves the lessee from assessing whether a COVID-19-related rent concession is a lease modification. The lessee that makes this election shall account for any change in lease payments resulting from the COVID-19-related rent concession the same way it would account for the change applying IFRS 16 if the change were not a lease modification. The amendment is voluntary and does not affect lessors. The amendment is effective retrospectively for annual reporting periods beginning on or after June 1, 2020 and it is also available for interim reports. The Group does not apply this practical expedient for lessees.

Furthermore, at the date of these Interim Condensed Consolidated Financial Statements, the European Union has not yet completed its endorsement process for these amendments and improvements:
▪On August 27, 2020 the IASB issued Interest Rate Benchmark Reform—Phase 2 (amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16), which addresses the accounting for changes in the basis for determining contractual cash flows as a consequence of IBOR reform. Furthermore, the amendments include additional temporary exceptions from applying specific hedge accounting requirements and additional disclosures. The amendments are
Interim Condensed Consolidated Financial Statements at September 30, 2020 36

effective retrospectively for annual reporting periods beginning on or after January 1, 2021. The Group does not expect a material impact to its Consolidated Financial Statements or disclosures upon adoption of the amendments.
The Group is currently evaluating the impact of the adoption of these amendments and improvements on its Consolidated Financial Statements or disclosures:
▪On May 14, 2020 the IASB issued Property, Plant and Equipment—Proceeds before Intended Use (Amendments to IAS 16) to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced before that asset is available for use and clarifying the meaning of "testing whether an asset is functioning properly". These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020, the IASB issued Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37) specifying that the cost of fulfilling a contract comprises the costs that relate directly to the contract, including both the incremental costs of fulfilling that contract and an allocation of other costs that relate directly to fulfilling contracts. These amendments are effective retrospectively from January 1, 2022.
▪On May 14, 2020 the IASB issued the Annual Improvements to IFRS 2018-2020 Cycle. The most important topics addressed in these amendments are: (i) on IFRS 9 - Financial Instruments clarifying which fees an entity includes when it applies the "10 per cent" test in assessing whether to derecognize a financial liability; and (ii) on IFRS 16 - Leases removing the illustration of the reimbursement of leasehold improvements. These improvements are effective from January 1, 2022.

SCOPE OF CONSOLIDATION
Planned spin-off of On-Highway business
The Company has confirmed its intention to separate its "On-Highway" (commercial and specialty vehicles, and powertrain) and "Off-Highway" (agriculture and construction) businesses. The separation is expected to be effected through the spin-off of CNH Industrial N.V.’s equity interest in "On-Highway" to CNH Industrial N.V. shareholders. The spin-off was expected to be completed in early 2021, subject to approval at an Extraordinary General Meeting of shareholders. The original timeline for the implementation of the proposed separation has been extended as a consequence of the negative market conditions due to the COVID-19 pandemic.
CNH Industrial did not classify the business that will be separated as asset held for distribution at September 30, 2020. The criteria within IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations were not met as the structure, organization, terms, financing aspects and timeline of the transaction had not yet been finalized and will be subject to final approval by an Extraordinary General Meeting of CNH Industrial N.V.'s shareholders.

BUSINESS COMBINATIONS
There were no significant business combinations in the nine months ended September 30, 2020 and 2019.

Interim Condensed Consolidated Financial Statements at September 30, 2020 37

COMPOSITION AND PRINCIPAL CHANGES

1.    Net revenues
The following table summarizes Net revenues for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2020	2019	2020	2019
Agriculture	2,711	2,418	7,491	8,013
Construction	576	663	1,418	2,060
Commercial and Specialty Vehicles	2,372	2,313	6,131	7,431
Powertrain	911	925	2,427	3,098
Eliminations and Other	(460)	(468)	(1,217)	(1,656)
Total Industrial Activities	6,110	5,851	16,250	18,946
Financial Services	404	477	1,329	1,467
Eliminations and Other	(32)	(32)	(85)	(106)
Total Net revenues	6,482	6,296	17,494	20,307
The following table disaggregates Net revenues by major source for the three and nine months ended September 30, 2020 and 2019:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ million)	2020	2019	2020	2019
Revenues from:
Sales of goods	5,877	5,563	15,575	18,149
Rendering of services and other revenues	158	195	440	499
Rents and other income on assets sold with a buy-back commitment	75	93	235	298
Revenues from sales of goods and services	6,110	5,851	16,250	18,946
Finance and interest income	215	267	718	812
Rents and other income on operating lease	157	178	526	549
Total Net Revenues	6,482	6,296	17,494	20,307
During the three months ended September 30, 2020 and 2019, revenues included $107 million and $118 million, respectively, relating to contract liabilities outstanding at the beginning of each period. During the nine months ended September 30, 2020 and 2019, revenues included $365 million and $415 million, respectively, relating to contract liabilities outstanding at the beginning of each period. Refer to Note 24 "Other current liabilities" for additional details on contract liabilities.
As of September 30, 2020, the aggregate amount of the transaction price allocated to remaining performance obligations was approximately $1.9 billion ($2.0 billion as of December 31, 2019). CNH Industrial expects to recognize revenue on approximately 32% and 77% of the remaining performance obligations over the next 12 and 36 months, respectively (approximately 39% and 84% as of December 31, 2019), with the remaining recognized thereafter.
2.    Cost of sales
The following summarizes the main components of Cost of sales:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Interest cost and other financial charges from Financial Services	101	124	383	392
Other costs of sales	5,323	5,143	15,163	16,186
Total Cost of sales	5,424	5,267	15,546	16,578

Interim Condensed Consolidated Financial Statements at September 30, 2020 38

3.    Selling, general and administrative costs
Selling, general and administrative costs amounted to $462 million and $1,395 million in the three and nine months ended September 30, 2020, respectively, compared to $519 million and $1,590 million recorded in the three and nine months ended September 30, 2019, respectively.
4.    Research and development costs
In the three months ended September 30, 2020, research and development costs were $271 million ($269 million in the three months ended September 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $151 million ($147 million in the three months ended September 30, 2019) and the amortization of capitalized development costs of $113 million ($106 million in the three months ended September 30, 2019). In the three months ended September 30, 2020, it also included $7 million of impairment losses ($16 million in the three months ended September 30, 2019). During the three months ended September 30, 2020, the Group capitalized new development costs of $78 million ($95 million in the three months ended September 30, 2019).
In the nine months ended September 30, 2020, research and development costs were $826 million ($824 million in the nine months ended September 30, 2019) and included all the research and development costs not recognized as assets in the period amounting to $420 million ($479 million in the nine months ended September 30, 2019) and the amortization of capitalized development costs of $327 million ($327 million in the nine months ended September 30, 2019). In the nine months ended September 30, 2020, it also included $79 million of impairment losses ($18 million in the nine months ended September 30, 2019). During the nine months ended September 30, 2020 the Group capitalized new development costs of $233 million ($291 million in the nine months ended September 30, 2019).
5.    Result from investments
This item mainly includes CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method, as well as any impairment losses, reversal of impairment losses, accruals to the investment provision, and dividend income. In the three and nine months ended September 30, 2020, CNH Industrial’s share in the net profit or loss of the investees accounted for using the equity method was a gain of $25 million and $37 million, respectively (a loss of $2 million and a gain of $15 million in the three and nine months ended September 30, 2019, respectively).
6.    Restructuring costs
CNH Industrial incurred restructuring costs of $5 million and $17 million during the three and nine months ended September 30, 2020, respectively. CNH Industrial incurred restructuring costs of $46 million and $82 million during the three and nine months ended September 30, 2019, respectively.
7.    Other income/(expenses)
This item consists of miscellaneous costs which cannot be allocated to specific functional areas, such as accruals for various provisions not attributable to other items of Cost of sales or Selling, general and administrative costs, net of income arising from operations which is not attributable to the sale of goods and services.
This item amounted to other expenses of $51 million and other income of $46 million in the three months ended September 30, 2020 and 2019, respectively. In both periods, this item primarily included legal costs and indirect taxes. In the three months ended September 30, 2019, it also included a pre-tax gain of $47 million related to a healthcare plan amendment in the U.S. This item amounted to other expenses of $158 million and $4 million in the nine months ended September 30, 2020 and 2019, respectively. In both periods, this item primarily included legal costs, indirect taxes and the benefit cost for former employees. In the nine months ended September 30, 2019, it also included the pre-tax gain of $47 million mentioned before.
Interim Condensed Consolidated Financial Statements at September 30, 2020 39

8.    Financial income/(expenses)
In addition to the items forming part of the specific lines of the condensed consolidated income statement, the following analysis of Net financial income/(expenses) in the three and nine months ended September 30, 2020 and 2019 also takes into account the Interest income earned by Financial Services (presented in item “Interest income from customers and other financial income of Financial Services” in the following table) included in Net revenues for $175 million and $593 million in the three and nine months ended September 30, 2020, respectively ($204 million and $613 million in the three and nine months ended September 30, 2019, respectively), and the costs incurred by Financial Services (included in item “Interest cost and other financial expenses” in the following table) included in Cost of sales for $101 million and $383 million in the three and nine months ended September 30, 2020, respectively ($124 million and $392 million in the three and nine months ended September 30, 2019, respectively).
A reconciliation to the condensed consolidated income statement is provided under the following table:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Financial income:
Interest earned and other financial income	10	14	28	46
Interest income from customers and other financial income of Financial Services	175	204	593	613
Total financial income	185	218	621	659
of which:
Financial income, excluding Financial Services (a)	10	14	28	46

Interest and other financial expenses:
Interest cost and other financial expenses	146	148	457	481
Write-downs of financial assets at amortized cost	15	23	82	49
Interest costs on employee benefits	4	6	12	19
Total interest and other financial expenses	165	177	551	549
Net (income)/expenses from derivative financial instruments at fair value through profit or loss	70	(120)	(45)	(128)
Exchange rate differences from derivative financial instruments	(35)	178	123	249
Total interest and other financial expenses, net (income)/expenses from derivative financial instruments and exchange differences	200	235	629	670
of which:
Interest and other financial expenses, effects resulting from derivative financial instruments and exchange differences, excluding Financial Services (b)	99	111	246	278

Net financial income/(expenses) excluding Financial Services (a) - (b)	(89)	(97)	(218)	(232)

9.    Income taxes
Income taxes recognized in the condensed consolidated income statement consist of the following:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Current taxes	(115)	(45)	(230)	(225)
Deferred taxes	35	(5)	255	(57)
Taxes relating to prior periods	47	(3)	58	13
Total Income tax benefit (expense)	(33)	(53)	83	(269)
Interim Condensed Consolidated Financial Statements at September 30, 2020 40

The effective tax rates for the three months ended September 30, 2020 and 2019 were 16.1% and 37.3%, respectively. The current period tax rate reflects the positive effects of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. These positive effects were partially offset by the negative effects of the inability to record tax benefits on pre-tax losses in certain jurisdictions. The effective tax rates for the nine months ended September 30, 2020 and 2019 were 6.9% and 26.6%, respectively. The current period effective tax rate reflects the inability to record tax benefits for pre-tax losses in certain jurisdictions and the goodwill impairment related to CNH Industrial’s Construction segment, the effects of which were partially offset by the impact of net discrete tax benefits, which were primarily non-cash and included $44 million related to the recognition of certain deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions.
As in all financial reporting periods, CNH Industrial assessed the realizability of its various deferred tax assets, which relate to multiple tax jurisdictions in all regions of the world. During the three- and nine-month periods ended September 30, 2020 CNH Industrial recorded net, non-cash deferred tax benefits related to the net recognition of deferred tax assets, primarily based on the recent profit history and expected future profitability of consolidated tax reporting groups in certain jurisdictions. In substantially all the jurisdictions in which CNH Industrial operates, no changes in assessment occurred with respect to the recognition of deferred tax assets despite incurring significant pre-tax losses. This is primarily attributable to the fact that a substantial portion of the pre-tax losses related to the Construction CGU goodwill impairment, which had no corresponding tax effect, and other non-recurring events that are only expected to impact taxable income in the near-term, while substantially all of CNH Industrial’s deferred tax assets have no expiry date. Further, CNH Industrial has a history of producing pre-tax losses in the bottom-end of economic cycles followed by generating pre-tax profits during ensuing periods of economic expansion such that there is little history of tax attributes expiring unutilized. Given the economic impact of the COVID-19 pandemic, however, it is possible assessment changes could occur within the next twelve months, with those changes potentially having a material impact on CNH Industrial’s results of operations.
During the nine months ended September 30, 2020 countries around the world enacted substantial amounts of tax legislation in response to the COVID-19 pandemic. While the legislation generally did not impact CNH Industrial’s results of operations, CNH Industrial, in accordance with the legislation, delayed income tax payments in multiple jurisdictions, which improved its operating cash flow and overall cash position.
CNH Industrial is subject to income taxes and, therefore, routinely encounters income tax audits in many tax jurisdictions of the world. As various ongoing audits are concluded, or as the applicable statutes of limitations expire, it is possible CNH Industrial’s amount of unrecognized tax benefits could change during the next twelve months. Those changes, however, are not expected to have a material impact on CNH Industrial's results of operations, statement of financial position, or cash flows.
10.    Earnings per share
Basic earnings/(loss) per common share (“EPS”) is computed by dividing the Profit/(loss) for the period attributable to the owners of the parent by the weighted average number of common shares outstanding during the period. Diluted EPS reflects the potential dilution that could occur on the conversion of all dilutive potential common shares into common shares. Stock options, restricted stock units, and performance stock units deriving from the CNH Industrial share-based payment awards are considered dilutive potential common shares.
Shares acquired under the buy-back program are included in the issued shares of the Company and treasury stock, but are not included in average shares outstanding when calculating earnings per share. For additional information on the buy-back program, see Note 20 “Equity”.
Interim Condensed Consolidated Financial Statements at September 30, 2020 41

A reconciliation of basic and diluted earnings/(loss) per share is as follows:

		Three months ended September 30,		Nine months ended September 30,
		2020	2019	2020	2019
Basic:
Profit/(loss) attributable to the owners of the parent	$ million	162	83	(1,154)	718
Weighted average common shares outstanding – basic	million	1,351	1,351	1,351	1,353
Basic earnings/(loss) per common share		$0.12	0.06	(0.85)	0.53

Diluted:
Profit/(loss) attributable to the owners of the parent	$ million	162	83	(1,154)	718
Weighted average common shares outstanding – basic	million	1,351	1,351	1,351	1,353
Effect of dilutive potential common shares (when dilutive):
Stock compensation plans(a)	million	2	1	—	2
Weighted average common shares outstanding – diluted	million	1,353	1,352	1,351	1,355
Diluted earnings/(loss) per common share		$0.12	0.06	(0.85)	0.53
(a) For the three and nine months ended September 30, 2019, 2.5 million shares and 2.5 million shares, respectively (consisting of share grants) were excluded from the computation of diluted earnings per share due to an anti-dilutive impact.
11.    Intangible assets
Changes in the carrying amount of Intangible assets for the nine months ended September 30, 2020 were as follows:

($ million)	At December 31, 2019	Additions	Amortization	Impairment	Foreign exchange effects and other changes	At September 30, 2020
Goodwill	2,548	—	—	(576)	(17)	1,955
Development costs	2,260	233	(327)	(79)	42	2,129
Other	714	63	(65)	(87)	16	641
Total Intangible assets	5,522	296	(392)	(742)	41	4,725
Goodwill is allocated to the segments as follows: Agriculture for $1,759 million, Commercial and Specialty Vehicles for $61 million, Powertrain for $5 million and Financial Services for $130 million.
Goodwill and intangible assets with indefinite useful lives are tested for impairment annually or more frequently if a triggering event occurs. CNH Industrial performed its most recent annual impairment review as of December 31, 2019. At that date, the estimated recoverable amounts of the Agriculture and Financial Services cash-generating units significantly exceeded the carrying values. For the Construction cash-generating unit, instead, CNH Industrial had determined that the goodwill was at risk for impairment going forward should there be a deterioration of projected cash flows of the reporting unit as a result of the Company’s inability to successfully execute its plans to achieve future growth projections. Refer to Note 13 “Intangible Assets” of the CNH Industrial Consolidated Financial Statements at December 31, 2019 for further details.
During the second quarter of 2020, CNH Industrial considered whether a quantitative interim assessment of goodwill for impairment was required as a result of the significant economic disruption caused by the COVID-19 pandemic. Based on the internal and external sources of information considered through June 30, 2020, including the current and expected future economic and market conditions surrounding the COVID-19 pandemic and its impact on each of the cash-generating units, industry and market considerations, overall financial performance (both current and projected) as well as the amount by which the recoverable amount of CNH Industrial’s cash-generating units exceeded their respective carrying values at the date of the last quantitative assessment, CNH Industrial, as part of the qualitative assessment performed, determined these conditions indicated that the carrying value of the Construction cash-generating unit exceeded its recoverable amount. At June 30, 2020, CNH Industrial completed a quantitative impairment assessment for the Construction cash-generating unit which resulted in a recoverable amount below carrying value. Based on the assessment, CNH Industrial recognized a goodwill impairment loss of $576 million for the Construction cash-generating unit.
CNH Industrial determined the recoverable amount of the Construction cash-generating unit using the income approach. Under the income approach, CNH Industrial calculates the recoverable amount based on the present value of estimated
Interim Condensed Consolidated Financial Statements at September 30, 2020 42

future cash flows. The income approach is dependent on several critical management assumptions, including estimates of future sales in the discrete future period and the weighted average cost of capital (discount rate), and also less significant assumptions such as gross margins, operating costs, income tax rates, terminal value growth rates, capital expenditures, and changes in working capital requirements. Discount rate assumptions include an assessment of the risk inherent in the future cash flows of the respective reporting units.
Intangible assets with finite useful lives are amortized over their estimated useful lives and tested for impairment if events or changes in circumstances indicate that the asset may be impaired. During the second quarter of 2020, CNH Industrial recorded an impairment loss of $17 million related to its Construction dealer network and $65 million related to certain software costs in its Agriculture segment. These impairments are included in the Cost of sales on the Consolidated income statement. Moreover, during the second quarter of 2020, CNH Industrial recorded an impairment loss of $72 million (included in Research and Development costs) on Development costs in Agriculture.
Further impairment charges of $12 million against development costs and other intangible assets were recognized in the three months ended September 30, 2020.

12. Property, plant and equipment
Changes in the carrying amount of Property, plant and equipment for the nine months ended September 30, 2020 were as follows:

($ million)	Carrying amount at December 31, 2019	Additions	Depreciation	Impairment	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2020
Property, plant and equipment acquired	3,543	166	(387)	(163)	(28)	8	3,139
Right-of-use assets	448	66	(99)	—	3	(31)	387
Assets sold with a buy-back commitment	1,778	313	(193)	(153)	50	(352)	1,443
Total Property, plant and equipment	5,769	545	(679)	(316)	25	(375)	4,969
As a consequence of the significant decline in industry demand and other market conditions due to the economic disruption caused by the COVID-19 pandemic, during the second quarter of 2020 CNH Industrial reviewed its current manufacturing footprint, and, consequently, has reassessed the recoverability of certain assets. As a result, Agriculture and Construction recognized an impairment loss of $111 million and $45 million, respectively, against Property, plant and equipment acquired. Furthermore, during the second quarter of 2020, Commercial and Specialty Vehicles recognized impairment losses of $134 million in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. Commercial and Specialty Vehicles also recognized impairment losses of $7 million against Property, plant and equipment acquired. The impairment losses are recognized in Cost of sales. Further impairment charges of $9 million against property, plant and equipment were recognized in the three months ended September 30, 2020.
At September 30, 2020, right-of-use assets refer primarily to lease contracts for: industrial buildings for $277 million ($319 million at December 31, 2019), plant, machinery and equipment for $35 million ($36 million at December 31, 2019), and other assets for $75 million ($93 million at December 31, 2019). For a description of the related lease liabilities, refer to Note 22 "Debt".
Short-term and low-value leases are not recorded in the statement of financial position; CNH Industrial recognizes lease expense ($15 million and $16 million in the nine months ended September 30, 2020 and 2019, respectively) in the income statement for these leases on a straight-line basis over the lease term.
Interim Condensed Consolidated Financial Statements at September 30, 2020 43

13.    Investments and other financial assets
Investments and other financial assets at September 30, 2020 and December 31, 2019 consisted of the following:

($ million)	At September 30, 2020	At December 31, 2019
Equity investments measured at fair value through other comprehensive income	526	108
Other investments	565	553
Total Investments	1,091	661
Non-current financial receivables and other non-current securities	42	46
Total Investments and other financial assets	1,133	707

Equity investments measured at fair value through other comprehensive income include the fair value of the approximate 7% investment held by CNH Industrial in Nikola Corporation ("Nikola"), made in the context of the strategic partnership with Nikola to industrialize fuel-cell and battery electric Heavy-Duty trucks. During the second quarter of 2020, Nikola completed a business combination with VectoIQ Acquisition Corp., a publicly-traded special purpose acquisition company. Under the terms and conditions of the business combination, the former shareholders of Nikola received 1.901 shares of VectoIQ for every one share held in Nikola and became shareholders of VectoIQ, which, in turn, changed its name to “Nikola Corporation”. The combined company’s shares continued listing on NASDAQ under the new ticker symbol “NKLA”. Before the completion of the business combination, CNH Industrial increased its investment in Nikola to $250 million. The market price of Nikola shares as of September 30, 2020 was $20.48, determining a value of $526 million for the 25,661,448 shares held by CNH Industrial through its fully-owned subsidiary Iveco S.p.A. During the three and nine months ended September 30, 2020, CNH Industrial recorded in Other comprehensive income a pre-tax loss of $1,207 million ($1,192 million after-tax) and a pre-tax gain of $276 million ($272 million after-tax), respectively, from the remeasurement at fair value of the investment in Nikola.
Iveco S.p.A. and Nikola Corporation are jointly developing cab over battery-electric vehicle (“BEV”) and hydrogen fuel cell electric vehicle (“FCEV”) trucks, which will be manufactured through a 50/50 owned joint venture in Europe for distribution in European market and to Nikola for distribution in North America. During 2020, Iveco S.p.A. and Nikola have entered into a series of agreements to establish the joint venture. The operations of the joint venture are expected to commence in the fourth quarter of 2020.
Changes in Investments were as follows:

($ million)	At December 31, 2019	Revaluations/ (Write-downs)	Acquisitions and capitalizations	Fair value remeasurements	Other changes	At September 30, 2020
Equity investments measured at fair value through other comprehensive income	108	—	142	276	—	526
Other investments	553	37	5	—	(30)	565
Total Investments	661	37	147	276	(30)	1,091
Other investments amounted to $565 million at September 30, 2020 ($553 million at December 31, 2019) and primarily included the following: Naveco (Nanjing Iveco Motor Co.) Ltd. $116 million ($128 million at December 31, 2019), Turk Traktor Ve Ziraat Makineleri A.S. $49 million ($51 million at December 31, 2019) and CNH Industrial Capital Europe S.a.S. $218 million ($190 million at December 31, 2019).
Revaluations and write-downs primarily consist of adjustments for the result of the period to the carrying amount of investments accounted for using the equity method.
Interim Condensed Consolidated Financial Statements at September 30, 2020 44

14.    Leased assets
Leased assets primarily include equipment and vehicles leased to retail customers by Financial Services under operating lease arrangements. Such leases typically have terms of 3 to 5 years with options available for the lessee to purchase the equipment at the lease term date. Revenues for non-lease components are accounted for separately.
Changes in the carrying amount of Leased assets for the nine months ended September 30, 2020 were as follows:

($ million)	Carrying amount at December 31, 2019	Additions	Depreciation	Foreign exchange effects	Disposals and other changes	Carrying amount at September 30, 2020
Leased assets	1,857	448	(197)	(12)	(268)	1,828

15.    Inventories
At September 30, 2020 and December 31, 2019, Inventories consisted of the following:

($ million)	At September 30, 2020	At December 31, 2019
Raw materials	1,550	1,330
Work-in-progress	809	611
Finished goods	4,363	5,124
Total Inventories	6,722	7,065
At September 30, 2020, Inventories included assets which are no longer subject to operating lease arrangements or buy-back commitments and were held for sale for a total amount of $326 million ($457 million at December 31, 2019).
In the nine months ended September 30, 2020, Commercial and Specialty Vehicles recognized an impairment loss of $122 million in Inventories in connection with new actions identified in order to realize the asset portfolio of vehicles sold under buy-back commitments as a result of the significant deterioration of the used vehicle markets in which the segment operates and the consequent impact on truck residual values. In the nine months ended September 30, 2019, the segment recognized an impairment loss of $76 million in Inventories due to actions included in the "Transform2Win" strategy.
16.    Current receivables and Other current financial assets
A summary of Current receivables and Other current financial assets as of September 30, 2020 and December 31, 2019 is as follows:

($ million)	At September 30, 2020	At December 31, 2019
Trade receivables	418	408
Receivables from financing activities	17,157	19,429
Current tax receivables	174	260
Other current receivables and financial assets:
Other current receivables	953	1,244
Other current financial assets	141	58
Total Other current receivables and financial assets	1,094	1,302
Total Current receivables and Other current financial assets	18,843	21,399

Interim Condensed Consolidated Financial Statements at September 30, 2020 45

Receivables from financing activities
A summary of Receivables from financing activities as of September 30, 2020 and December 31, 2019 is as follows:

($ million)	At September 30, 2020	At December 31, 2019
Retail:
Retail financing	8,644	8,984
Finance leases	236	241
Total Retail	8,880	9,225

Wholesale:
Dealer financing	8,203	10,075
Total Wholesale	8,203	10,075

Other	74	129
Total Receivables from financing activities	17,157	19,429
CNH Industrial provides and administers financing for retail purchases of new and used equipment and vehicles sold through its dealer network. The terms of retail and other notes and finance leases generally range from two to six years, and interest rates on retail and other notes and finance leases vary depending on prevailing market interest rates and certain incentive programs offered by Industrial Activities.
Wholesale receivables arise primarily from the sale of goods to dealers and distributors and, to a lesser extent, the financing of dealer operations. Under the standard terms of the wholesale receivable agreements, these receivables typically have “interest-free” periods of up to twelve months and stated original maturities of up to twenty-four months, with repayment accelerated upon the sale of the underlying equipment by the dealer. During the “interest free” period, Financial Services is compensated by Industrial Activities for the difference between market interest rates and the amount paid by the dealer. After the expiration of any “interest-free” period, interest is charged to dealers on outstanding balances until CNH Industrial receives payment in full. The “interest-free” periods are determined based on the type of equipment sold and the time of year of the sale. CNH Industrial evaluates and assesses dealers on an ongoing basis as to their credit worthiness. CNH Industrial may be obligated to repurchase the dealer’s equipment upon cancellation or termination of the dealer’s contract for such causes as change in ownership, closeout of the business, or default. There were no significant losses in the three and nine months ended September 30, 2020 and 2019 relating to the termination of dealer contracts.
CNH Industrial manages its receivable portfolios using multiple factors, primarily past dues, historical loss experience, collateral value, outstanding balance and internal behavioral classifications.
The aging of Receivables from financing activities as of September 30, 2020 and December 31, 2019 is as follows:

	At September 30, 2020
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,036	41	2	6,079	10	6,089
Europe	108	—	—	108	—	108
South America	1,645	5	1	1,651	30	1,681
Rest of World	995	4	1	1,000	2	1,002
Total Retail	8,784	50	4	8,838	42	8,880

Wholesale
North America	2,958	—	—	2,958	29	2,987
Europe	4,118	12	—	4,130	—	4,130
South America	509	—	—	509	36	545
Rest of World	537	1	1	539	2	541
Total Wholesale	8,122	13	1	8,136	67	8,203

Interim Condensed Consolidated Financial Statements at September 30, 2020 46

The above aging table is not necessarily reflective of the potential credit risk in the portfolio due to payment schedules changes granted by CNH Industrial and government stimulus policies benefiting CNH Industrial's dealers and end-use customers.

	At December 31, 2019
($ million)	Total Current	31-60 Days Past Due	61-90 Days Past Due	Total Performing	Non-Performing	Total

Retail
North America	6,132	24	4	6,160	9	6,169
Europe	137	—	—	137	—	137
South America	2,004	9	—	2,013	—	2,013
Rest of World	900	3	1	904	2	906
Total Retail	9,173	36	5	9,214	11	9,225

Wholesale
North America	3,641	—	—	3,641	26	3,667
Europe	4,856	24	9	4,889	7	4,896
South America	824	2	—	826	56	882
Rest of World	616	5	3	624	6	630
Total Wholesale	9,937	31	12	9,980	95	10,075
There is not a disproportionate concentration of credit risk in any geographic area. Receivables from financing activities generally relate to the agricultural, construction and truck businesses. CNH Industrial typically retains a security interest in the equipment or vehicle being financed. In addition, CNH Industrial may also obtain other forms of collateral including letter of credit/guarantees, insurance coverage, real estate and personal guarantees.
A financial asset has experienced a significant increase in credit risk when the customer shows signs of operational or financial weakness including past dues, which requires significant collection effort and monitoring and generally occurs when the customer becomes past due greater than 30 days. The assessment considers available information regarding the financial stability of the customer and other market/industry data; an account is typically considered in default when they are 90 days past due.
CNH Industrial utilizes three categories for receivables from financing activities that reflect their credit risk and how the loan provision is determined.

Internal risk grade	IFRS 9 classification	Definition	Basis for recognition of expected credit loss provision
Performing	Stage 1	Low risk of default; payments are generally less than 30 days past due	12 month expected credit losses
Performing	Stage 2	Significant increase in credit risk; payments generally between 31 and 90 days past due	Lifetime expected credit losses
Non-performing	Stage 3	Accounts are credit impaired and/or a legal action has been initiated; payments generally greater than 90 days past due	Lifetime expected credit losses
Charge-offs of principal amounts of receivables outstanding are deducted from the allowance at the point when it is estimated that amounts due are deemed uncollectible. CNH Industrial continues to engage in collection efforts to attempt to recover the receivables. When recoveries are collected, these are recognized as income.

Allowance for Credit Losses
CNH Industrial’s allowance for credit losses is segregated into three portfolio segments: retail, wholesale and other. A portfolio segment is the level at which CNH Industrial develops a systematic methodology for determining its allowance for credit losses. Further, CNH Industrial evaluates its retail and wholesale portfolio segments by class of receivable: North America, Europe, South America and Rest of World regions. Typically, CNH Industrial’s receivables within a geographic area have similar risk profiles and methods for assessing and monitoring risk. These classes align with management reporting.
Interim Condensed Consolidated Financial Statements at September 30, 2020 47

The Group accounts for its credit risk by appropriately providing for expected credit losses on a timely basis. In calculating the expected credit loss rates, CNH Industrial considers historical loss rates for each category of customers and adjusts for forward looking macroeconomic data.
In calculating the expected credit losses, CNH Industrial’s calculations depend on whether the receivable has been individually identified as being impaired. The first component of the allowance for credit losses covers the receivables specifically reviewed by management for which CNH Industrial has determined it is probable that it will not collect all of the contractual principal and interest. Receivables are individually reviewed for impairment based on, among other items, amounts outstanding, days past due and prior collection history. Expected credit losses are measured by considering: the unbiased and probability-weighted amount; the time value of money; and reasonable and supportable information (available without undue costs or effort) at the reporting date about past events, current conditions and forecasts of future economic conditions. Expected credit losses are measured as the probability-weighted present value of all cash shortfalls over the expected life of each financial asset.
The second component of the allowance for credit losses covers all receivables that have not been individually reviewed for impairment. The allowance for these receivables is based on aggregated portfolio evaluations, generally by financial product. The allowance for wholesale and retail credit losses is based on loss forecast models that consider a variety of factors that include, but are not limited to, historical loss experience, collateral value, portfolio balance and delinquency. The loss forecast models are updated on a quarterly basis. The calculation is adjusted for forward looking macroeconomic factors. In addition, qualitative factors that are not fully captured in the loss forecast models are considered in the evaluation of the adequacy of the allowance for credit losses. These qualitative factors are subjective and require a degree of management judgment.
At September 30, 2020, the allowance for credit losses includes a continued build of reserves primarily due to the expectation of deteriorating credit conditions related to the COVID-19 pandemic. CNH Industrial continues to monitor the situation and will update the macroeconomic factors and qualitative factors in future periods, as warranted.
Allowance for credit losses activity for the three and nine months ended September 30, 2020 is as follows:

	Three months ended September 30, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	88	30	162	280	36	2	125	163
Provision (benefit)	8	—	(1)	7	(8)	1	12	5
Charge-offs, net of recoveries	(6)	—	(9)	(15)	1	—	(6)	(5)
Transfers	3	(1)	(2)	—	—	(2)	2	—
Foreign currency translation and other	(5)	—	9	4	—	—	5	5
Ending balance	88	29	159	276	29	1	138	168

	Nine months ended September 30, 2020
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	68	5	220	293	35	1	123	159
Provision (benefit)	53	—	4	57	(5)	1	19	15
Charge-offs, net of recoveries	(15)	—	(44)	(59)	1	—	(6)	(5)
Transfers	(16)	24	(8)	—	—	(1)	1	—
Foreign currency translation and other	(2)	—	(13)	(15)	(2)	—	1	(1)
Ending balance	88	29	159	276	29	1	138	168
Receivables:
Ending balance	8,510	294	76	8,880	7,862	127	214	8,203

Interim Condensed Consolidated Financial Statements at September 30, 2020 48

Allowance for credit losses activity for the three and nine months ended September 30, 2019 is as follows:

	Three Months Ended September 30, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	92	6	216	314	31	1	127	159
Provision (benefit)	(12)	1	28	17	(1)	—	3	2
Charge-offs, net of recoveries	(2)	—	(14)	(16)	—	—	(2)	(2)
Transfers	2	2	(4)	—	4	—	(4)	—
Foreign currency translation and other	(12)	—	(7)	(19)	(1)	—	(3)	(4)
Ending balance	68	9	219	296	33	1	121	155

	Nine months ended September 30, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	(9)	1	48	40	2	—	2	4
Charge-offs, net of recoveries	(10)	—	(33)	(43)	(1)	—	(7)	(8)
Transfers	(6)	4	2	—	(1)	(1)	2	—
Foreign currency translation and other	(10)	—	(10)	(20)	1	—	(6)	(5)
Ending balance	68	9	219	296	33	1	121	155
Receivables:
Ending balance	8,915	44	44	9,003	9,073	135	169	9,377

Allowance for credit losses activity for the year ended December 31, 2019 is as follows:

	Year ended December 31, 2019
	Retail				Wholesale
($ million)	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total	Stage 1 12 months ECL	Stage 2 Lifetime ECL	Stage 3 Lifetime ECL	Total
Opening balance	103	4	212	319	32	2	130	164
Provision (benefit)	(5)	—	48	43	4	—	9	13
Charge-offs, net of recoveries	(8)	—	(41)	(49)	(1)	—	(17)	(18)
Transfers	(6)	1	5	—	(2)	(1)	3	—
Foreign currency translation and other	(16)	—	(4)	(20)	2	—	(2)	—
Ending balance	68	5	220	293	35	1	123	159
Receivables:
Ending balance	9,152	36	37	9,225	9,812	166	97	10,075

Interim Condensed Consolidated Financial Statements at September 30, 2020 49

Troubled Debt Restructurings
A restructuring of a receivable constitutes a troubled debt restructuring (“TDR”) when a lender grants a concession it would not otherwise consider to a borrower that is experiencing financial difficulties. As a collateral-based lender, CNH Industrial typically will repossess collateral in lieu of restructuring receivables. As such, for retail receivables, concessions are typically provided based on bankruptcy court proceedings. For wholesale receivables, concessions granted may include extended contract maturities, inclusion of interest-only periods, modification of a contractual interest rate to a below market interest rate and waiving of interest and principal.
TDRs are reviewed along with other receivables as part of management’s ongoing evaluation of the adequacy of the allowance for credit losses. The allowance for credit losses attributable to TDRs is based on the most probable source of repayment, which is normally the liquidation of the collateral. In determining collateral value, CNH Industrial estimates the current fair market value of the equipment collateral and considers credit enhancements such as additional collateral and third-party guarantees.
Before removing a receivable from TDR classification, a review of the borrower is conducted. If concerns exist about the future ability of the borrower to meet its obligations, based on a credit review, the TDR classification is not removed from the receivable.
As of September 30, 2020, CNH Industrial had 254 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $8 million and the post-modification value was $7 million. Additionally, the Company had 394 accounts with a balance of $26 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As of September 30, 2019, the Company had 284 retail and finance lease contracts classified as TDRs where a court in North America has determined the concession. The pre-modification value was $11 million and the post-modification value was $10 million. Additionally, the Company had 346 accounts with a balance of $15 million in North America undergoing bankruptcy proceedings where a concession has not yet been determined. As the outcome of the bankruptcy cases is determined by a court based on available assets, subsequent re-defaults are unusual and were not material for retail and finance lease contracts that were modified in a TDR during the previous twelve months ended September 30, 2020 and 2019.
As of September 30, 2020 and 2019, CNH Industrial had retail and finance lease receivable contracts classified as TDRs in Europe. The pre-modification value was $96 million and $88 million, respectively, and the post-modification value was $89 million and $81 million, respectively. Subsequent re-defaults were not material for retail and finance lease receivable contracts that were modified in a TDR during the previous twelve months ended September 30, 2020 and 2019.
As of September 30, 2020 and 2019, CNH Industrial’s wholesale TDR were immaterial.

Transfers of financial assets
The Group transfers a number of its financial receivables to securitization programs or factoring transactions.
A securitization transaction entails the sale of a portfolio of receivables to a securitization vehicle. This structured entity finances the purchase of the receivables by issuing asset-backed securities (i.e. securities whose repayment and interest flow depend upon the cash flow generated by the portfolio). Asset-backed securities are divided into classes according to their degree of seniority and rating: the most senior classes are placed with investors on the market; the junior class, whose repayment is subordinated to the senior classes, is normally subscribed for by the seller. The residual interest in the receivables retained by the seller is therefore limited to the junior securities it has subscribed for. In accordance with IFRS 10 – Consolidated Financial Statements, all securitization vehicles are included in the scope of consolidation because the subscription of the junior asset-backed securities by the seller implies its control in substance over the structured entity.
Furthermore, factoring transactions may be either with recourse or without recourse; certain without recourse transfers include deferred payment clauses (for example, when the payment by the factor of a minor part of the purchase price is dependent on the total amount collected from the receivables), requiring first loss cover, meaning that the transferor takes priority participation in the losses, or requires a significant exposure to the cash flows arising from the transferred receivables to be retained. These types of transactions do not comply with the requirements of IFRS 9 – Financial Instruments for the derecognition of the assets, since the risks and rewards connected with collection are not substantially transferred and, accordingly, the Group continues to recognize the receivables transferred by this means in its consolidated statement of financial position and recognizes a financial liability of the same amount under Asset-backed financing (see Note 22 “Debt”). The gains and losses arising from the transfer of these assets are only recognized when the assets are derecognized.
Interim Condensed Consolidated Financial Statements at September 30, 2020 50

At September 30, 2020 and December 31, 2019, the carrying amounts of such restricted assets included in Receivables from financing activities are the following:

($ million)	At September 30, 2020	At December 31, 2019
Restricted receivables:
Retail financing and finance lease receivables	5,596	6,340
Wholesale receivables	5,939	7,266
Total restricted receivables	11,535	13,606
CNH Industrial has discounted receivables and bills without recourse having due dates beyond September 30, 2020 amounting to $246 million ($363 million at December 31, 2019, with due dates beyond that date), which refer to trade receivables and other receivables for $239 million ($336 million at December 31, 2019), and receivables from financing activities for $7 million ($27 million at December 31, 2019).
17.    Derivative assets and Derivative liabilities
These items consist of derivative financial instruments measured at fair value at the balance sheet date.
CNH Industrial utilizes derivative instruments to mitigate its exposure to interest rate and foreign currency exposures. Derivatives used as hedges are effective at reducing the risk associated with the exposure being hedged and are designated as a hedge at the inception of the derivative contract. CNH Industrial does not hold or enter into derivative or other financial instruments for speculative purposes. The credit and market risk related to derivatives is reduced through diversification among various counterparties, utilizing mandatory termination clauses and/or collateral support agreements. Derivative instruments are generally classified as Level 2 in the fair value hierarchy.
In accordance with IFRS 9, derivative financial instruments qualify for hedge accounting only when, at the inception of the hedge, there is formal designation and documentation of the hedging relationship, there is an economic relationship between the hedging instrument and the hedged item, credit risk does not dominate the value changes that result from the economic relationship, and the hedging relationship’s hedging ratio reflects the actual quantity of the hedging instrument and the hedged item. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.
In the nine months ended September 30, 2020, the COVID-19 pandemic significantly impacted the economic environment and CNH Industrial has accordingly adjusted its operations. With regards to hedge accounting, CNH Industrial has continuously monitored business performance to identify impacts of the COVID-19 pandemic on the hedged flows and it has taken the required actions in ensuring that hedging relationship of forecasted transactions in place continues to be highly likely to occur.

Foreign Exchange Derivatives
CNH Industrial has entered into foreign exchange forward contracts and swaps in order to manage and preserve the economic value of cash flows in a currency different from the functional currency of the relevant legal entity. CNH Industrial conducts its business on a global basis in a wide variety of foreign currencies and hedges foreign currency exposures arising from various receivables, liabilities, and expected inventory purchases and sales. Derivative instruments utilized to hedge the foreign currency risk associated with anticipated inventory purchases and sales in foreign currencies are designated as cash flow hedges. Gains and losses on these instruments are deferred in accumulated other comprehensive income/(loss) and recognized in earnings when the related transaction occurs.
For hedging cash flows in a currency different from the functional currency, the hedge relationship reflects the hedge ratio of 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item moving in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the foreign exchange derivatives, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the exchange rates, and
▪changes in timing of the hedged transaction.
Interim Condensed Consolidated Financial Statements at September 30, 2020 51

Ineffectiveness related to these hedge relationships is recognized in the condensed consolidated income statement in the line “Financial income/(expenses)” and was not significant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $110 million for foreign exchange contracts in the nine months ended September 30, 2020. The maturity of these instruments does not exceed 24 months and the after-tax gains/(losses) deferred in accumulated other comprehensive income/(loss) that will be recognized in net revenues and cost of sales over the next twelve months, assuming foreign exchange rates remain unchanged, is approximately $66 million. If a derivative instrument is terminated because the hedge relationship is no longer effective or because the hedged item is a forecasted transaction that is no longer determined to be probable, the cumulative amount recorded in accumulated other comprehensive income/(loss) is recognized immediately in earnings. Such amounts were insignificant in all periods presented.
CNH Industrial also uses forwards and swaps to hedge certain assets and liabilities denominated in foreign currencies. Such derivatives are considered economic hedges and not designated as hedging instruments. The changes in the fair values of these instruments are recognized directly in income in “Financial income/(expenses)” and are expected to offset the foreign exchange gains or losses on the exposures being managed.
All of CNH Industrial’s foreign exchange derivatives are considered Level 2 as the fair value is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s foreign exchange derivatives was $7.7 billion at September 30, 2020 and $6.9 billion at December 31, 2019.

Interest Rate Derivatives
CNH Industrial has entered into interest rate derivatives (swaps and caps) in order to manage interest rate exposures arising in the normal course of business. Interest rate derivatives that have been designated as cash flow hedges are being used by CNH Industrial to mitigate the risk of rising interest rates related to existing debt and anticipated issuance of fixed-rate debt in future periods. Gains and losses on these instruments, to the extent that the hedge relationship has been effective, are deferred in other comprehensive income/(loss) and recognized in “Financial income/(expenses)” over the period in which CNH Industrial recognizes interest expense on the related debt. The after-tax gains (losses) deferred in other comprehensive income/(loss) that will be recognized in interest expense over the next twelve months is insignificant.
Interest rate derivatives that have been designated as fair value hedge relationships have been used by CNH Industrial to mitigate the volatility in the fair value of existing fixed rate bonds and medium-term notes due to changes in floating interest rate benchmarks. Gains and losses on these instruments are recorded in “Financial income/(expenses)” in the period in which they occur and an offsetting gain or loss is also reflected in “Financial income/(expenses)” based on changes in the fair value of the debt instrument being hedged due to changes in floating interest rate benchmarks.
For hedging interest rate exposures, the hedge relationship reflects the hedge ratio 1:1, which means that relationship is characterized by the value of the hedging instrument and the value of the hedged item that move in the opposite direction as a result of the common underlying of hedged risk.
The main sources of hedge ineffectiveness are:
▪the effect of the counterparty and the Group’s own credit risk on the fair value of the swaps, which is not reflected in the change in the fair value of the hedged cash flow attributable to the change in the interest rates, and
▪differences in repricing dates between the swaps and the borrowings.
Any ineffectiveness is recorded in “Financial income/(expenses)” in the condensed consolidated income statement and its amount was insignificant for all periods presented. Fair value changes used as a basis to calculate hedge ineffectiveness were $24 million for interest rate derivatives in the nine months ended September 30, 2020.
CNH Industrial also enters into offsetting interest rate derivatives with substantially similar terms that are not designated as hedging instruments, to mitigate interest rate risk related to CNH Industrial’s committed asset-backed facilities. Unrealized and realized gains and losses resulting from fair value changes in these instruments are recognized directly in income. Net gains and losses on these instruments were insignificant in all periods presented.
All of CNH Industrial’s interest rate derivatives outstanding as of September 30, 2020 and December 31, 2019 are considered Level 2. The fair market value of these derivatives is calculated using market data input and can be compared to actively traded derivatives. The total notional amount of CNH Industrial’s interest rate derivatives was approximately $6.0 billion and $5.5 billion at September 30, 2020 and December 31, 2019, respectively.
Interim Condensed Consolidated Financial Statements at September 30, 2020 52

As a result of the reform and replacement of specific benchmark interest rates, uncertainty remains regarding the timing and exact nature of those changes. At September 30, 2020, the notional amount of hedging instruments directly affected by the reform of benchmark interest rates is $992 million.

Financial statement impact of CNH Industrial derivatives
The following table summarizes the gross impact of changes in the fair value of derivatives on other comprehensive income and profit or loss during the three and nine months ended September 30, 2020 and 2019:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Fair value hedges
Interest rate derivatives - Financial income/(expenses)	(5)	7	37	38
Gains/(losses) on hedged items - Financial income/(expenses)	5	(7)	(37)	(38)

Cash flow hedges
Recognized in Other comprehensive income (effective portion):
Foreign exchange derivatives	40	(43)	106	(87)
Interest rate derivatives	8	(6)	(11)	(26)

Reclassified from other comprehensive income (effective portion):
Foreign exchange derivatives - Net revenues	(4)	2	(5)	(2)
Foreign exchange derivatives - Cost of sales	13	(17)	(7)	(46)
Foreign exchange derivatives - Financial income/(expenses)	1	(3)	11	(10)
Interest rate derivatives - Cost of sales	(2)	(3)	(4)	(6)

Not designated as hedges
Foreign exchange derivatives - Financial income/(expenses)	6	29	160	(39)

Interim Condensed Consolidated Financial Statements at September 30, 2020 53

The fair values of CNH Industrial’s derivatives as of September 30, 2020 and December 31, 2019 in the condensed consolidated statement of financial position are recorded as follows:

	At September 30, 2020		At December 31, 2019
($ million)	Positive fair value	Negative fair value	Positive fair value	Negative fair value
Derivatives designated as hedging instruments
Fair value hedges:
Interest rate derivatives	73	(1)	37	(2)
Total Fair value hedges	73	(1)	37	(2)

Cash flow hedges:
Foreign exchange derivatives	72	(32)	17	(69)
Interest rate derivatives	8	(40)	7	(27)
Total Cash flow hedges	80	(72)	24	(96)
Total Derivatives designated as hedging instruments	153	(73)	61	(98)

Derivatives not designated as hedging instruments
Foreign exchange derivatives	35	(15)	12	(23)
Interest rate derivatives			—	—
Total Derivatives not designated as hedging instruments	35	(15)	12	(23)
Derivatives assets/(liabilities)	188	(88)	73	(121)
Derivatives not designated as hedging instruments consist mainly of derivatives (mostly currency-based derivatives) acquired to hedge receivables and payables subject to currency risk and/or interest rate risk which are not formally designated as hedges at Group level.
18.    Cash and cash equivalents
Cash and cash equivalents include cash at bank and other easily marketable securities that are readily convertible into cash and are subject to an insignificant risk of changes in value.
At September 30, 2020, this item included $708 million ($898 million at December 31, 2019) of restricted cash which mainly includes bank deposits that may be used exclusively for the repayment of the debt relating to securitizations classified as Asset-backed financing. At September 30, 2020, this item also included $896 million ($687 million at December 31, 2019) of money market securities and other cash equivalents.
19.    Assets held for sale
Assets held for sale at September 30, 2020 and December 31, 2019 primarily included buildings.
20.    Equity
Share capital
The Articles of Association of CNH Industrial N.V. provide for authorized share capital of €40 million, divided into 2 billion common shares and 2 billion special voting shares to be held with associated common shares, each with a per share par value of €0.01. As of September 30, 2020, the Company’s share capital was €18 million (equivalent to $25 million), fully paid-in, and consisted of 1,364,400,196 common shares (1,351,329,248 common shares outstanding, net of 13,070,948 common shares held in treasury by the Company as described in the following section) and 396,474,276 special voting shares (371,378,230 special voting shares outstanding, net of 25,096,046 special voting shares held in treasury by the Company as described in the following), all with a par value of €0.01 each.
For more complete information on the share capital of CNH Industrial N.V., see Note 22 “Equity” to the CNH Industrial Consolidated Financial Statements at December 31, 2019.
Interim Condensed Consolidated Financial Statements at September 30, 2020 54

Treasury shares
As of September 30, 2020, the Company held 13.1 million common shares in treasury, net of transfers of common shares to fulfill its obligations under its stock compensation plans, at an aggregate cost of $ 137 million.
In order to maintain the necessary operating flexibility over an adequate time period, including the implementation of the program in place, on April 16, 2020, the Annual General Meeting (“AGM”) granted to the Board of Directors the authority to acquire common shares in the capital of the Company through stock exchange trading on the MTA and the NYSE or otherwise for a period of 18 months (i.e., up to and including October 15, 2021). Under such authorization the Board’s authority is limited to a maximum of up to 10% of the issued common shares as of the date of the AGM and, in compliance with applicable rules and regulations, subject to a maximum price per common share equal to the average of the highest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) plus 10% (maximum price) and to a minimum price per common share equal to the average of the lowest price on each of the five trading days prior to the date of acquisition, as shown in the Official Price List of the MTA or NYSE (as the case may be) minus 10% (minimum price). Neither the renewal of the authorization, nor the launch of any program obliges the Company to buy-back any common shares. The launch of any new program will be subject to a further resolution of the Board of Director. In any event, such programs (including the program in place) may be suspended, discontinued or modified at any time for any reason and without previous notice, in accordance with applicable laws and regulations.
Capital reserves
At September 30, 2020 capital reserves, amounting to $3,233 million ($3,240 million at December 31, 2019), mainly consisted of the share premium deriving from the merger occurred in 2013 between Fiat Industrial and its majority owned subsidiary CNH Global.
Earnings reserves
Earnings reserves, amounting to $5,796 million at September 30, 2020 ($6,935 million at December 31, 2019), mainly consist of retained earnings and profits attributable to the owners of the parent.
On March 3, 2020, the Board of Directors of CNH Industrial N.V. recommended and proposed to the Company’s shareholders that the Company declare a dividend of €0.18 per common share, totaling approximately €243 million (equivalent to approximately $267 million). Considering the challenges and the uncertainties associated with COVID-19 pandemic, as a precautionary measure, on April 6, 2020 the Company announced the decision to remove its dividend proposal from the agenda of the Annual General Meeting.

Interim Condensed Consolidated Financial Statements at September 30, 2020 55

Other comprehensive income/(loss)
Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	(29)	(2)	(29)
Net change in fair value of equity investments at fair value through other comprehensive income(1)	(1,207)	(4)	276	(4)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss (A)	(1,207)	(33)	274	(33)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:

Gains/(losses) on cash flow hedging instruments arising during the period	48	(49)	95	(113)
(Gains)/losses on cash flow hedging instruments reclassified to profit or loss	(8)	21	5	64
Gains/(losses) on cash flow hedging instruments	40	(28)	100	(49)

Exchange gains/(losses) on translating foreign operations arising during the period	(175)	(104)	(694)	(57)
Exchange (gains)/losses on translating foreign operations reclassified to profit or loss	—	—	—	—
Exchange gains/(losses) on translating foreign operations	(175)	(104)	(694)	(57)

Share of Other comprehensive income/(loss) of entities accounted for using the equity method arising during the period	12	(16)	(4)	(19)
Reclassification adjustment for the share of Other comprehensive income/(loss) of entities accounted for using the equity method	—	—	—	—
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	12	(16)	(4)	(19)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss (B)	(123)	(148)	(598)	(125)
Tax effect (C)	4	14	(23)	20
Total Other comprehensive income/(loss), net of tax (A) + (B) + (C)	(1,326)	(167)	(347)	(138)
(1) In the three and nine months ended September 30, 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 13 for additional information on this investment.

Interim Condensed Consolidated Financial Statements at September 30, 2020 56

The income tax effect for each component of Other comprehensive income/(loss) consisted of the following:

	Three months ended September 30,						Nine months ended September 30,
	2020			2019			2020			2019
($ million)	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount	Before tax amount	Tax (expense)/ benefit	Net-of-tax amount
Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss:
Gains/(losses) on the remeasurement of defined benefit plans	—	—	—	(29)	7	(22)	(2)	(7)	(9)	(29)	7	(22)
Net change in fair value of equity investments at fair value through other comprehensive income(1)	(1,207)	15	(1,192)	(4)	—	(4)	276	(4)	272	(4)	—	(4)
Total Other comprehensive income/(loss) that will not be reclassified subsequently to profit or loss	(1,207)	15	(1,192)	(33)	7	(26)	274	(11)	263	(33)	7	(26)

Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss:
Gains/(losses) on cash flow hedging instruments	40	(11)	29	(28)	7	(21)	100	(12)	88	(49)	13	(36)
Exchange gains/(losses) on translating foreign operations	(175)	—	(175)	(104)	—	(104)	(694)	—	(694)	(57)	—	(57)
Share of Other comprehensive income/(loss) of entities accounted for using the equity method	12	—	12	(16)	—	(16)	(4)	—	(4)	(19)	—	(19)
Total Other comprehensive income/(loss) that may be reclassified subsequently to profit or loss	(123)	(11)	(134)	(148)	7	(141)	(598)	(12)	(610)	(125)	13	(112)
Total Other comprehensive income/(loss)	(1,330)	4	(1,326)	(181)	14	(167)	(324)	(23)	(347)	(158)	20	(138)
(1) In the three and nine months ended September 30, 2020, Net change in fair value of equity investments at fair value through other comprehensive income includes the remeasurement at fair value of the investment in Nikola Corporation. Refer to Note 13 for additional information on this investment.
Share-based compensation
CNH Industrial recognized total share-based compensation expense of $3 million and $12 million for the three and nine months ended September 30, 2020, respectively ($8 and $30 million in the three and nine months ended September 30, 2019, respectively).

Interim Condensed Consolidated Financial Statements at September 30, 2020 57

21.    Provisions
A summary of Provisions at September 30, 2020 and December 31, 2019 is as follows:

($ million)	At September 30, 2020		At December 31, 2019
Employee benefits		1,676		1,701
Other provisions:
Warranty and technical assistance provision	932		919
Restructuring provision	69		107
Investment provision	15		12
Other risks	2,116		2,048
Total Other provisions		3,132		3,086
Total Provisions		4,808		4,787
Provisions for Employee benefits include provisions for health care plans, pension plans and other post-employment benefits, as well as other provisions for employees and provisions for other long-term employee benefits.
Provisions for Other risks include primarily provisions for contractual and commercial risks and disputes.
Employee benefits
The following tables summarize the components of net benefit cost of CNH Industrial’s post-employment benefits for the three and nine months ended September 30, 2020 and 2019:

	Pension plans		Healthcare plans		Other
	Three Months Ended September 30,		Three Months Ended September 30,		Three Months Ended September 30,
($ million)	2020	2019	2020	2019	2020	2019
Service cost:
Current service cost	5	5	1	1	2	2
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	(47)	—	—
Total Service cost	5	5	1	(46)	2	2
Net interest expense	2	3	2	3	1	—
Other costs	2	2	—	—	—	—
Net benefit (income)/cost recognized to profit or loss	9	10	3	(43)	3	2

	Pension plans		Healthcare plans		Other
	Nine Months Ended September 30,		Nine Months Ended September 30,		Nine Months Ended September 30,
($ million)	2020	2019	2020	2019	2020	2019
Service cost:
Current service cost	15	15	3	3	6	6
Past service cost and (gain)/loss from curtailments and settlements	—	—	—	(47)	—	—
Total Service cost	15	15	3	(44)	6	6
Net interest expense	6	9	6	9	1	—
Other costs	6	6	—	—	—	—
Net benefit (income)/cost recognized to profit or loss	27	30	9	(35)	7	6

Interim Condensed Consolidated Financial Statements at September 30, 2020 58

22.    Debt
An analysis of debt by nature is as follows:

($ million)	At September 30, 2020		At December 31, 2019
Asset-backed financing		10,578		11,757
Other debt:
Bonds	8,650		7,796
Borrowings from banks	3,649		4,068
Payables represented by securities	1,586		1,178
Lease liabilities	388		449
Other	315		165
Total Other debt		14,588		13,656
Total Debt		25,166		25,413

Total Debt was $25,166 million at September 30, 2020, a decrease of $247 million compared to December 31, 2019. Excluding the positive impact of exchange translation differences ($381 million of decrease in Debt), Debt increased by $134 million as a result of new funding transactions aimed at maintaining a solid financial position and liquidity, partially offset by a reduction in Financial Services secured debt (in line with the portfolio reduction).

During the nine months ended September 30, 2020, $97 million for the principal portion of Lease liabilities and $9 million for interest expenses related to lease liabilities were paid ($105 million and $11 million, respectively, were paid during the nine months ended September 30, 2019).
The following table sets out a maturity analysis of Lease liabilities at September 30, 2020 and December 31, 2019:

($ million)	At September 30, 2020	At December 31, 2019
Less than one year	113	126
One to two years	83	96
Two to three years	61	70
Three to four years	46	53
Four to five years	26	38
More than five years	102	125
Total undiscounted lease payments	431	508
Less: Interest	(43)	(59)
Total Lease liabilities	388	449
At September 30, 2020, the weighted average remaining lease term (calculated on the basis of the remaining lease term and the lease liability balance for each lease) and the weighted average discount rate for leases were 6.9 years and 3.2%, respectively (6.9 years and 3.4%, respectively, at December 31, 2019).
On July 2, 2020, CNH Industrial Capital LLC issued $600 million of notes at an annual fixed rate of 1.950% due in 2023 at an issue price of 99.370% of their principal amount.
On August 31, 2020, CNH Industrial Capital Argentina completed a first public offering for $31 million of notes due in 2023 and for ARS701 million (equivalent to $9 million) due in 2021.

Interim Condensed Consolidated Financial Statements at September 30, 2020 59

The following table shows the summary of the Group’s issued bonds outstanding at September 30, 2020:

	Currency	Face value of outstanding bonds (in million)	Coupon	Maturity	Outstanding amount ($ million)
Euro Medium Term Notes
CNH Industrial Finance Europe S.A.(1)	EUR	367	2.875%	September 27, 2021	430
CNH Industrial Finance Europe S.A.(1)	EUR	75	1.625%	March 29, 2022	88
CNH Industrial Finance Europe S.A.(1)	EUR	316	1.375%	May 23, 2022	370
CNH Industrial Finance Europe S.A.(1)	EUR	369	2.875%	May 17, 2023	431
CNH Industrial Finance Europe S.A.(1)	EUR	650	1.75%	September 12, 2025	761
CNH Industrial Finance Europe S.A.(1)	EUR	100	3.5%	November 12, 2025	117
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.875%	January 19, 2026	585
CNH Industrial Finance Europe S.A.(1)	EUR	600	1.75%	March 25, 2027	703
CNH Industrial Finance Europe S.A.(1)	EUR	50	3.875%	April 21, 2028	59
CNH Industrial Finance Europe S.A.(1)	EUR	500	1.625%	July 3, 2029	585
CNH Industrial Finance Europe S.A.(1)	EUR	50	2.2%	July 15, 2039	59
Total Euro Medium Term Notes					4,188
Other Bonds
CNH Industrial Capital LLC	USD	600	4.375%	November 6, 2020	600
CNH Industrial Capital LLC	USD	500	4.875%	April 1, 2021	500
CNH Industrial Capital LLC	USD	400	3.875%	October 15, 2021	400
CNH Industrial Capital LLC	USD	500	4.375%	April 5, 2022	500
CNH Industrial Capital LLC	USD	600	1.95%	July 2, 2023	600
CNH Industrial Capital LLC	USD	500	4.2%	January 15, 2024	500
CNH Industrial N.V.(2)	USD	600	4.5%	August 15, 2023	600
CNH Industrial N.V.(2)	USD	500	3.85%	November 15, 2027	500
CNH Industrial Capital Australia Pty. Limited	AUD	175	2.1%	December 12, 2022	125
CNH Industrial Capital Argentina SA	ARS	701	36.0%	August 31, 2021	9
CNH Industrial Capital Argentina SA	USD	31	—%	August 31, 2023	31
Total Other bonds					4,365
Hedging effect and amortized cost valuation					97
Total Bonds					8,650
(1)    Bond listed on the Irish Stock Exchange.
(2)    Bond listed on the New York Stock Exchange.
The bonds issued by the Group may contain commitments of the issuer, and in certain cases commitments of CNH Industrial N.V. in its capacity as guarantor, which are typical of international practice for bond issues of this type such as, in particular, negative pledge (in relation to quoted indebtedness), a status (or pari passu) covenant and cross default clauses. A breach of these commitments can lead to the early repayment of the applicable notes. The bonds guaranteed by CNH Industrial N.V. under the Euro Medium Term Note Programme (and its predecessor the Global Medium Term Note Programme), as well as the notes issued by CNH Industrial N.V., contain clauses which could lead to early repayment if there is a change of control of CNH Industrial N.V. leading to a rating downgrading of CNH Industrial N.V.
The Group intends to repay the issued bonds in cash at the due date by utilizing available liquid resources. In addition, the companies in the Group may from time to time buy back their issued bonds. Such buy backs, if made, depend upon market conditions, the financial situation of the Group and other factors which could affect such decisions. Further information about these bonds is included in Note 25 “Debt” to the CNH Industrial Consolidated Financial Statements at December 31, 2019.
On June 15, Fitch Ratings (“Fitch”) affirmed CNH Industrial N.V. and CNH Industrial Capital LLC’s long-term issuer default rating at “BBB-” and changed the outlook to stable from positive. The Company’s long-term credit ratings remained unchanged at “BBB” from Standard & Poor’s and “Baa3” from Moody’s with stable outlooks.

Interim Condensed Consolidated Financial Statements at September 30, 2020 60

With the purpose of further diversifying Financial Services’ funding structure, CNH Industrial Capital LLC has established a commercial paper program in the U.S. This program had an amount of $85 million outstanding at September 30, 2020 ($387 million at December 31, 2019). CNH Industrial Financial Services S.A. in Europe issued commercial paper under a program which had an amount of $97 million outstanding at September 30, 2020 ($105 million at December 31, 2019). In the month of April 2020, the Company issued £600 million (equivalent to $748 million) of commercial paper through the Joint HM Treasury and Bank of England’s Covid Corporate Financing Facility (CCFF), with the amount outstanding at September 30, 2020 equal to $768 million. Furthermore, in Canada, the Company issued a new retail ABS transaction for a total amount of C$465 million (equivalent to $331 million), with the amount outstanding at September 30, 2020 equal to $306 million.

In March 2019, CNH Industrial signed a five-year committed revolving credit facility for €4 billion ($4.5 billion at March 31, 2019 exchange rate) due to mature in 2024 with two extension options of 1-year each, exercisable on the first and second anniversary of the signing date. The credit facility replaced an existing five-year €1.75 billion credit facility due to mature in 2021. As of February 28, 2020, CNH Industrial exercised the first of the two extension options. The facility is now due to mature in March 2025. Available committed unsecured facilities expiring after twelve months amounted to approximately $5.9 billion at September 30, 2020 ($5.5 billion at December 31, 2019). Total committed secured facilities expiring after twelve months amounted to approximately $4.1 billion at September 30, 2020 ($4.1 billion at December 31, 2019), of which $1.2 billion was available at September 30, 2020 ($1.1 billion at December 31, 2019).
23.    Trade payables
Trade payables of $5,112 million at September 30, 2020 decreased by $523 million from the amount at December 31, 2019.
24.    Other current liabilities
At September 30, 2020, Other current liabilities mainly included $1,235 million of amounts payable to customers relating to repurchase price on buy-back agreements ($1,472 million at December 31, 2019), and $1,207 million of contract liabilities ($1,236 million at December 31, 2019), of which $614 million for future rents related to buy-back agreements ($658 million at December 31, 2019). Other current liabilities also included accrued expenses and deferred income of $540 million ($529 million at December 31, 2019).
25.    Commitments and contingencies
As a global Group with a diverse business portfolio, CNH Industrial is exposed to numerous legal risks, including dealer and supplier litigation, intellectual property right disputes, product warranty and defective product claims, product performance, asbestos, personal injury, emissions and/or fuel economy regulatory and contractual issues and environmental claims that arise in the ordinary course of business. The most significant of these matters are described below.
The outcome of any current or future proceedings, claims, or investigations cannot be predicted with certainty. Adverse decisions in one or more of these proceedings, claims or investigations could require CNH Industrial to pay substantial damages, or undertake service actions, recall campaigns or other costly actions. It is therefore possible that legal judgments could give rise to expenses that are not covered, or not fully covered, by insurers’ compensation payments and could affect CNH Industrial’s financial position and results. When it is probable that an outflow of resources embodying economic benefits will be required to settle obligations and this amount can be reliably estimated, CNH Industrial recognizes specific provisions for this purpose.
Although the ultimate outcome of legal matters pending against CNH Industrial and its subsidiaries cannot be predicted, CNH Industrial believes the reasonable possible range of losses for these unresolved legal matters in addition to the amounts accrued would not have a material effect on its Interim Condensed Consolidated Financial Statements.
Other litigation and investigation
Follow-up on Damages Claims: Iveco S.p.A., the Company’s wholly owned subsidiary, and its competitors were subject to an investigation by the European Commission (the “Commission”) into certain business practices in the European Union in relation to M&H trucks. On July 19, 2016, the Commission announced a settlement with Iveco. Following the settlement, CNH Industrial has been named as defendant in private litigation commenced in various European jurisdictions and Israel by customers and other third parties, either acting individually or as part of a wider group or class of claimants. These claims remain at an early stage. Further, on the basis of the letters issued by a significant number of customers indicating that they may commence proceedings in the future, CNH Industrial expects to face further claims
Interim Condensed Consolidated Financial Statements at September 30, 2020 61

based on the same legal grounds in the same and other jurisdictions. The extent and outcome of these claims cannot be predicted at this time.
FPT Emissions Investigation: on July 22, 2020, a number of the Group's offices in Europe were visited by investigators in the context of a request for assistance by the public prosecutors of Frankfurt am Main and Turin in relation to alleged noncompliance of two engines produced by FPT Industrial S.p.A., a wholly owned subsidiary of CNH Industrial. CNH Industrial immediately made itself available to these investigators and is providing its full cooperation to properly address the requests received. Although at the date hereof CNH Industrial has no evidence of any wrongdoing, CNH Industrial cannot predict at this time the extent and outcome of these requests and directly or indirectly related legal proceedings.

Guarantees
CNH Industrial provided guarantees on the debt or commitments of third parties and performance guarantees, mainly in the interest of a joint venture related to commercial commitments of defense vehicles, totaling $468 million and $453 million at September 30, 2020 and December 31, 2019, respectively.
26.    Segment reporting
The operating segments through which CNH Industrial manages its operations are based on the internal reporting used by the CNH Industrial Chief Operating Decision Maker (“CODM”) to assess performance and make decisions about resource allocation. The segments are organized based on products and services provided by CNH Industrial.
CNH Industrial has five operating segments:
▪Agriculture designs, manufactures and distributes a full line of farm machinery and implements, including two-wheel and four-wheel drive tractors, crawler tractors (Quadtrac®), combines, cotton pickers, grape and sugar cane harvesters, hay and forage equipment, planting and seeding equipment, soil preparation and cultivation implements and material handling equipment. Agricultural equipment is sold under the New Holland Agriculture and Case IH brands, as well as the STEYR, Kongskilde and Överum brands in Europe and the Miller brand, primarily in North America and Australia.
▪Construction designs, manufactures and distributes a full line of construction equipment including excavators, crawler dozers, graders, wheel loaders, backhoe loaders, skid steer loaders and compact track loaders. Construction equipment is sold under the CASE Construction Equipment and New Holland Construction brands.
▪Commercial and Specialty Vehicles designs, manufactures and distributes a full range of light, medium, and heavy vehicles for the transportation and distribution of goods under the IVECO brand, city-buses, commuter buses under the IVECO BUS (previously Iveco Irisbus) and Heuliez Bus brands, quarry and mining equipment under the IVECO ASTRA brand, firefighting vehicles under the Magirus brand, and vehicles for civil defense and peace-keeping missions under the Iveco Defence Vehicles brand.
▪Powertrain designs, manufactures and distributes, under the FPT Industrial brand, a range of engines, transmission systems and axles for on- and off-road applications, as well as for marine and power generation.
▪Financial Services offers a range of financial services to dealers and customers. Financial Services provides and administers retail financing to customers for the purchase or lease of new and used industrial equipment or vehicles and other equipment sold by CNH Industrial brands dealers. In addition, Financial Services provides wholesale financing to CNH Industrial brands dealers. Wholesale financing consists primarily of floor plan financing and allows the dealers to purchase and maintain a representative inventory of products. Financial Services also provides trade receivables factoring services to CNH Industrial companies.
The activities carried out by the four industrial segments Agriculture, Construction, Commercial and Specialty Vehicles, and Powertrain, as well as corporate functions, are collectively referred to as “Industrial Activities”.
Revenues for each reported segment are those directly generated by or attributable to the segment as a result of its business activities and include revenues from transactions with third parties as well as those deriving from transactions with other segments, recognized at normal market prices. Segment expenses represent expenses deriving from each segment's business activities both with third parties and other operating segments or which may otherwise be directly attributable to it. Expenses deriving from business activities with other segments are recognized at normal market prices.
With reference to Industrial Activities' segments, the CODM assesses segment performance and makes decisions about resource allocation based upon Adjusted EBIT calculated using U.S. GAAP. CNH Industrial believes Adjusted EBIT
Interim Condensed Consolidated Financial Statements at September 30, 2020 62

more fully reflects Industrial Activities segments' profitability. Adjusted EBIT of Industrial Activities under U.S. GAAP is defined as net income/(loss) of Industrial Activities before Industrial Activities income taxes, interest expenses, net, restructuring expenses, the finance and non-service component of pension and other post-employment benefits costs, foreign exchange gains/(losses) and certain non-recurring items. In particular, non-recurring items are specifically disclosed items that management considers to be rare or discrete events that are infrequent in nature and not reflective of on-going operational activities. With reference to Financial Services, the CODM assesses the performance of the segment and makes decisions about resource allocation on the basis of net income prepared in accordance with U.S. GAAP.
The following table summarizes Adjusted EBIT of Industrial Activities under U.S. GAAP by reportable segment:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Agriculture	274	152	501	661
Construction	(24)	10	(194)	48
Commercial and Specialty Vehicles	(7)	70	(219)	221
Powertrain	60	81	123	279
Unallocated items, eliminations and other	(65)	(29)	(179)	(120)
Adjusted EBIT of Industrial Activities under U.S. GAAP	238	284	32	1,089
A reconciliation from Adjusted EBIT of Industrial Activities under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS for the three and nine months ended September 30, 2020 and 2019 is provided below:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Adjusted EBIT of Industrial Activities under U.S. GAAP	238	284	32	1,089
Adjustments/reclassifications to convert from Adjusted EBIT of Industrial Activities under U.S. GAAP to Profit/(loss) before taxes under EU-IFRS:
Financial income/(expenses) under EU-IFRS	(89)	(97)	(218)	(232)
Development costs	(42)	(29)	(173)	(54)
Other adjustments(1)	98	(16)	(846)	209
Total adjustments/reclassifications	(33)	(142)	(1,237)	(77)
Profit/(loss) before taxes under EU-IFRS	205	142	(1,205)	1,012
(1) Primarily includes Financial Services results before taxes under IFRS and the accounting impact of the measurement at fair value through profit or loss under U.S. GAAP of the investment in Nikola Corporation (see Note 13 for additional information on this investment).

Net income of Financial Services prepared under U.S. GAAP for the three and nine months ended September 30, 2020 and 2019 is summarized as follows, together with a reconciliation to CNH Industrial’s consolidated Profit/(loss) before taxes under EU-IFRS for the same periods:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Net income of Financial Services under U.S. GAAP (A)	56	82	189	268
Eliminations and other (B)(*)	(988)	561	(814)	1,066
CNH Industrial’s consolidated Net income (loss) under U.S. GAAP (C) = (A) + (B)	(932)	643	(625)	1,334
Adjustments to conform with EU-IFRS (D)(**)	1,104	(554)	(497)	(591)
Income tax (expense) under EU-IFRS (E)	(33)	(53)	83	(269)
Profit/(loss) before taxes under EU-IFRS (F) = (C) + (D) - (E)	205	142	(1,205)	1,012
(*)    Includes Net income of Industrial Activities under U.S. GAAP
(**)    Details about this item are provided in Note 30 “EU-IFRS to U.S. GAAP reconciliation”.

There are no segment assets reported to the CODM for assessing performance and allocating resources. Additional reportable segment information under U.S. GAAP is provided as follows.
Interim Condensed Consolidated Financial Statements at September 30, 2020 63

Additional reportable segment information under U.S. GAAP
Revenues under U.S. GAAP, together with a reconciliation to the corresponding EU-IFRS consolidated item for the three and nine months ended September 30, 2020 and 2019, are provided below:

	Three months ended September 30,		Nine months ended September 30,
($ million)	2020	2019	2020	2019
Agriculture	2,713	2,446	7,498	8,031
Construction	576	664	1,418	2,061
Commercial and Specialty Vehicles	2,371	2,331	6,131	7,443
Powertrain	909	940	2,425	3,109
Eliminations and other	(462)	(489)	(1,222)	(1,678)
Net sales of Industrial Activities	6,107	5,892	16,250	18,966
Financial Services	408	487	1,338	1,480
Eliminations and other	(23)	(19)	(57)	(62)
Total Revenues under U.S. GAAP	6,492	6,360	17,531	20,384
Difference(*)	(10)	(64)	(37)	(77)
Total Net Revenues under EU-IFRS	6,482	6,296	17,494	20,307
(*) Primarily different classification of interest income of Industrial Activities
27.    Fair value measurement
Fair value measurements are categorized within the fair value hierarchy, described as follows, based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the entire measurement:
▪Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date;
▪Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly;
▪Level 3 — Unobservable inputs for the asset or liability.
This hierarchy requires the use of observable market data when available.
Assets and liabilities measured at fair value on a recurring basis
The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis at September 30, 2020 and December 31, 2019:

		At September 30, 2020				At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Equity investments measured at fair value through other comprehensive income	(13)	526	—	—	526	—	—	108	108
Other non-current securities	(13)	—	—	—	—	1	—	—	1
Derivative assets	(17)	—	188	—	188	—	73	—	73
Money market securities	(18)	512	—	—	512	454	—	—	454
Total Assets		1,038	188	—	1,226	455	73	108	636
Derivative liabilities	(17)	—	(88)	—	(88)	—	(121)	—	(121)
Total Liabilities		—	(88)	—	(88)	—	(121)	—	(121)

Interim Condensed Consolidated Financial Statements at September 30, 2020 64

The following table provides a reconciliation from the opening balance to the closing balance for fair value measurements categorized in Level 3 of fair value in the nine months ended September 30, 2020:

($ million)	Nine months ended September 30, 2020
At January 1, 2020	108
Acquisitions/(disposals)	142
Gains/(Losses) recognized in Other comprehensive income/(loss)	276
Transfer from Level 3 to Level 1	(526)
At September 30, 2020	—

Transfer from Level 3 include the investment in Nikola Corporation, reclassified to Level 1 upon the completion in June 2020 of its business combination with VectoIQ Acquisition Corp. and continued listing of the combined company’s shares. Refer to Note 13 for additional information on this investment.
Description of the valuation techniques used to determine the fair value of derivative financial instruments is included in Note 17 “Derivative assets and Derivative liabilities”.
Assets and liabilities not measured at fair value
The estimated fair values for financial assets and liabilities that are not measured at fair value in the condensed statement of financial position at September 30, 2020 and December 31, 2019 are as follows:

		At September 30, 2020
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	8,809	8,809	8,644
Dealer financing	(16)	—	—	8,192	8,192	8,203
Finance leases	(16)	—	—	240	240	236
Other receivables from financing activities	(16)	—	—	74	74	74
Total Receivables from financing activities		—	—	17,315	17,315	17,157
Asset-backed financing	(22)	—	10,565	—	10,565	10,578
Bonds	(22)	5,545	3,409	—	8,954	8,650
Borrowings from banks	(22)	—	3,608	—	3,608	3,649
Payables represented by securities	(22)	—	1,576	—	1,576	1,586
Lease liabilities	(22)	—	—	388	388	388
Other debt	(22)	—	315	—	315	315
Total Debt		5,545	19,473	388	25,406	25,166

		At December 31, 2019
($ million)	Note	Level 1	Level 2	Level 3	Total Fair Value	Carrying amount
Retail financing	(16)	—	—	8,935	8,935	8,984
Dealer financing	(16)	—	—	10,072	10,072	10,075
Finance leases	(16)	—	—	239	239	241
Other receivables from financing activities	(16)	—	—	129	129	129
Total Receivables from financing activities		—	—	19,375	19,375	19,429
Asset-backed financing	(22)	—	11,719	—	11,719	11,757
Bonds	(22)	5,435	2,743	—	8,178	7,796
Borrowings from banks	(22)	—	4,007	—	4,007	4,068
Payables represented by securities	(22)	—	1,180	—	1,180	1,178
Lease liabilities	(22)	—	—	449	449	449
Other debt	(22)	—	165	—	165	165
Total Debt		5,435	19,814	449	25,698	25,413

Interim Condensed Consolidated Financial Statements at September 30, 2020 65

Receivables from financing activities
The fair value of Receivables from financing activities is based on the discounted values of their related cash flows at market discount rates that reflect conditions applied in various reference markets on receivables with similar characteristic, adjusted to take into account the credit risk of the counterparties.
Debt
All Debt is classified as a Level 2 fair value measurement, with the exception of the bonds issued by CNH Industrial Finance Europe S.A. and the bonds issued by CNH Industrial N.V. that are classified as a Level 1 fair value measurement. Their fair value has been estimated making reference to quoted prices in active markets.
The fair value of Asset-backed financing, Borrowings from banks, Payable represented by securities and Other debt are included in the Level 2 and has been estimated based on discounted cash flows analysis using the current market interest rates at period-end adjusted for the Group non-performance risk over the remaining term of the financial liability.
The fair value of Lease liabilities classified within Level 3 of the fair value hierarchy has been estimated using discounted cash flow models that require significant adjustments using unobservable inputs.
Other financial assets and liabilities
The carrying amount of Cash at banks, Restricted cash, Other cash equivalents, Trade receivables, Other current receivables and financial assets, Trade payables and Other current liabilities included in the condensed consolidated statement of financial position approximates their fair value, due to the short maturity of these items.

28. Related party transactions
In accordance with IAS 24 – Related Party Disclosures, CNH Industrial’s related parties are companies and persons who are capable of exercising control or joint control or who have significant influence over the Group. Related parties include CNH Industrial N.V.’s parent company EXOR N.V. and the companies that EXOR N.V. controls or has significant influence over, including Fiat Chrysler Automobiles N.V. and its subsidiaries and affiliates (“FCA”) and Ferrari N.V. and its subsidiaries and affiliates (“Ferrari”), and CNH Industrial’s unconsolidated subsidiaries, associates or joint ventures. In addition, the members of the Board of Directors and managers of CNH Industrial with strategic responsibility and members of their families are also considered related parties.
As of September 30, 2020, based on public information available on the website of the Netherlands Authority for the Financial Markets and in reference to Company's files, EXOR N.V. held 42.6% of CNH Industrial’s voting power and had the ability to significantly influence the decisions submitted to a vote of CNH Industrial’s shareholders, including approval of annual dividends, the election and removal of directors, mergers or other business combinations, the acquisition or disposition of assets, and issuances of equity and the incurrence of indebtedness. The percentage above has been calculated as the ratio of (i) the aggregate number of common shares and special voting shares owned by EXOR N.V. to (ii) the aggregate number of outstanding common shares and special voting shares of CNH Industrial as of September 30, 2020.
In addition, CNH Industrial engages in transactions with its unconsolidated subsidiaries, joint ventures, associates and other related parties on commercial terms that are normal in the respective markets, considering the characteristics of the goods or services involved. The Company’s Audit Committee reviews and evaluates all significant related party transactions.
Transactions with EXOR N.V. and its subsidiaries and affiliates
EXOR N.V. is an investment holding company in Europe. Among other things, EXOR N.V. manages a portfolio that includes investments in FCA and Ferrari. CNH Industrial did not enter into any significant transactions with EXOR N.V. during the three and nine months ended September 30, 2020 and 2019.
In connection with the establishment of Fiat Industrial (now CNH Industrial) through the demerger from Fiat (now FCA), the two companies entered into a Master Services Agreement (“MSA”) which sets forth the primary terms and conditions pursuant to which the service provider subsidiaries of CNH Industrial and FCA provide services to the service receiving subsidiaries. As structured, the applicable service provider and service receiver subsidiaries become parties to the MSA through the execution of an Opt-in letter that may contain additional terms and conditions. Pursuant to the MSA, service receivers are required to pay to service providers the actual cost of the services plus a negotiated margin. FCA subsidiaries provide CNH Industrial with administrative services such as accounting, cash management, maintenance of plant and equipment, security, information systems and training under the terms and conditions of the MSA and the applicable Opt-in letters.
Interim Condensed Consolidated Financial Statements at September 30, 2020 66

Additionally, CNH Industrial sells engines and light commercial vehicles to and purchases engine blocks and other components from FCA subsidiaries. Furthermore, CNH Industrial and FCA may engage in other minor transactions in the ordinary course of business.
These transactions with FCA are reflected in these Interim Condensed Consolidated Financial Statements as follows:

	Nine months ended September 30,
($ million)	2020	2019
Net revenues	398	533
Cost of sales	146	265
Selling, general and administrative costs	89	102

($ million)	At September 30, 2020	At December 31, 2019
Trade receivables	2	4
Trade payables	80	83

Transactions with joint ventures
CNH Industrial sells commercial vehicles, agricultural and construction equipment, and provides technical services to joint ventures such as IVECO - OTO MELARA Società Consortile a responsabilità limitata, CNH de Mexico SA de CV, Turk Traktor ve Ziraat Makineleri A.S. and New Holland HFT Japan Inc. CNH Industrial also purchases equipment from joint ventures, such as Turk Traktor ve Ziraat Makineleri A.S. These transactions are reflected in these Interim Condensed Consolidated Financial Statements as follows:

	Nine months ended September 30,
($ million)	2020	2019
Net revenues	579	557
Cost of sales	239	369

($ million)	At September 30, 2020	At December 31, 2019
Trade receivables	141	103
Trade payables	51	44
At September 30, 2020 and December 31, 2019, CNH Industrial had provided guarantees on commitments of its joint ventures for an amount of $138 million and $145 million, respectively, mainly related to IVECO - OTO MELARA Società Consortile a responsabilità limitata.

Transactions with associates
CNH Industrial sells trucks and commercial vehicles and provides services to associates. In the nine months ended September 30, 2020, revenues from associates totaled $123 million ($120 million in the comparable period of 2019) and cost of sales from associates totaled $9 million ($8 million in the comparable period of 2019). At September 30, 2020, receivables from associates amounted to $12 million ($17 million at December 31, 2019). Trade payables to associates amounted to $32 million at September 30, 2020 ($25 million at December 31, 2019). At September 30, 2020, CNH Industrial had provided guarantees on commitments of its associates for an amount of $297 million related to CNH Industrial Capital Europe S.a.S. ($276 million at December 31, 2019).
Transactions with unconsolidated subsidiaries
In the nine months ended September 30, 2020 and 2019, there were no material transactions with unconsolidated subsidiaries.
Compensation to Directors and Key Management
The fees of the Directors of CNH Industrial N.V. for carrying out their respective functions, including those in other consolidated legal entities, and the notional compensation cost arising from stock grants awarded to certain Executive
Interim Condensed Consolidated Financial Statements at September 30, 2020 67

Directors and Officers, amounted to an expense of approximately $3 million and $10 million in the nine months ended September 30, 2020 and 2019, respectively.
The aggregate expense incurred in the nine months ended September 30, 2020 and 2019 for the compensation of Executives with strategic responsibilities of the Group amounted to approximately $12 million and $19 million, respectively. These amounts included the notional compensation cost for share-based payments.
29.    Translation of financial statements denominated in a currency other than the U.S. dollar
The principal exchange rates used to translate into U.S. dollars the financial statements prepared in currencies other than the U.S. dollar were as follows:

	Nine months ended September 30, 2020		At December 31, 2019	Nine months ended September 30, 2019
	Average	At September 30		Average	At September 30
Euro	0.889	0.854	0.890	0.890	0.918
Pound sterling	0.787	0.779	0.757	0.786	0.813
Swiss franc	0.949	0.923	0.966	0.995	0.996
Polish zloty	3.931	3.883	3.789	3.828	4.021
Brazilian real	5.075	5.663	4.020	3.884	4.159
Canadian dollar	1.353	1.339	1.299	1.329	1.325
Argentine peso(1)	76.170	76.170	59.870	57.470	57.470
Turkish lira	6.755	7.772	5.950	5.642	5.647
(1)    From July 1, 2018, Argentina’s economy was considered to be hyperinflationary. After the same date, transactions for entities with the Argentine peso as the functional currency were translated using the closing spot rate.

30.    EU-IFRS to U.S. GAAP reconciliation
These Interim Condensed Consolidated Financial Statements have been prepared in accordance with the EU-IFRS (see section “Significant accounting policies”, paragraph “Basis of preparation”, for additional information).
CNH Industrial reports quarterly and annual consolidated financial results in accordance with EU-IFRS for European listing purposes and for Dutch law requirements and in accordance with U.S. GAAP for SEC reporting purposes.
EU-IFRS differ in certain significant requirements from U.S. GAAP. In order to help readers to understand the difference between the two sets of financial statements of the Group, CNH Industrial has provided, on a voluntary basis, a reconciliation from EU-IFRS to U.S. GAAP as follows:

Reconciliation of Profit

		Three months ended September 30,		Nine months ended September 30,
($ million)	Note	2020	2019	2020	2019
Profit/(loss) in accordance with EU-IFRS		172	89	(1,122)	743
Adjustments to conform with U.S. GAAP:
Development costs	(a)	42	29	173	54
Nikola investment fair value adjustment	(b)	(1,207)	—	268	—
Other adjustments(1)	(c)	13	(14)	61	7
Tax impact on adjustments and other income tax differences	(d)	48	539	(5)	530
Total adjustments		(1,104)	554	497	591
Net income (loss) in accordance with U.S. GAAP		(932)	643	(625)	1,334
(1)    This item also includes the different accounting impact from the modification of a healthcare plan in the U.S.

Interim Condensed Consolidated Financial Statements at September 30, 2020 68

Reconciliation of Total Equity

($ million)	Note	At September 30, 2020	At December 31, 2019
Total Equity in accordance with EU-IFRS		6,401	7,863
Adjustments to conform with U.S. GAAP:
Development costs	(a)	(2,129)	(2,260)
Other adjustments	(c)	34	87
Tax impact on adjustments and other income tax differences	(d)	493	431
Total adjustments		(1,602)	(1,742)
Total Equity in accordance with U.S. GAAP		4,799	6,121

Description of reconciling items
Reconciling items presented in the tables above are described as follows:
(a)Development costs
Under EU-IFRS, costs relating to development projects are recognized as intangible assets when costs can be measured reliably and the technical feasibility of the product, volumes and pricing support the view that the development expenditure will generate future economic benefits. Under U.S. GAAP, development costs are expensed as incurred. As a result, costs incurred related to development projects that have been capitalized under EU-IFRS are expensed as incurred under U.S. GAAP. Amortization expenses, net of result on disposal and impairment charges of previously capitalized development costs recorded under EU-IFRS, have been reversed under U.S. GAAP.
(b) Nikola investment fair value adjustment
Under EU-IFRS, CNH Industrial elected to measure its investment in Nikola Corporation at fair value through other comprehensive income. Under U.S. GAAP, starting from the second quarter of 2020, this investment is measured at fair value through profit or loss (measured at cost before that period). Any fair value remeasurement gain or loss is therefore recorded in other comprehensive income under EU-IFRS and in profit or loss under US GAAP. Refer to Note 13 for a detailed description of this investment and the remeasurement adjustment recognized under EU-IFRS in the second quarter of 2020.
(c)    Other adjustments
It mainly includes the following items:
▪Goodwill and other intangible assets: goodwill is not amortized but rather tested for impairment at least annually under both EU-IFRS and U.S. GAAP. The difference in goodwill and other intangible assets between the Group’s two sets of financial statements is primarily due to the different times when EU-IFRS and ASC 350 - Intangibles – Goodwill and Other, were adopted. CNH Industrial transitioned to EU-IFRS on January 1, 2004. Prior to the adoption of EU-IFRS, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over its estimated period of recoverability, not exceeding 20 years. CNH Industrial adopted ASC 350 on January 1, 2002. Under U.S. GAAP through December 31, 2001, goodwill was recorded as an intangible asset and amortized to income on a straight-line basis over a period not exceeding 40 years.
▪Defined benefit plans: the differences related to defined benefit plans are mainly due to the different accounting for actuarial gains and losses and the net interest component of the defined benefit cost between EU-IFRS and U.S. GAAP. Under EU-IFRS, actuarial gains and losses are recognized immediately in other comprehensive income without reclassification to profit or loss in subsequent years; net interest expense or income is recognized by applying the discount rate to the net defined benefit liability or asset (the defined benefit obligation less the fair value of plan assets, allowing for any assets ceiling restriction). Under U.S. GAAP, actuarial gains and losses are deferred through the use of the corridor method; interest cost applicable to the liability is recognized using the discount rate, while an expected return on assets is recognized reflecting management’s expectations on long-term average rates of return on funds invested to provide for benefits included in the projected benefit obligations.
Interim Condensed Consolidated Financial Statements at September 30, 2020 69

▪Restructuring provisions: the main difference between EU-IFRS and U.S. GAAP with respect to accruing for restructuring costs is that EU-IFRS places emphasis on the recognition of the costs of the exit plan as a whole, whereas U.S. GAAP requires that each type of cost is examined individually to determine when it may be accrued. Under IAS 37 – Provisions, Contingent Liabilities and Contingent Assets, a provision for restructuring costs is recognized when the Group has a constructive obligation to restructure. Under U.S. GAAP, termination benefits are recognized in the period in which a liability is incurred. The application of U.S. GAAP often results in different timing recognition for the Group’s restructuring activities.
(d)     Tax impact on adjustments and other income tax differences
This item includes the tax effects of adjustments included in (a) and (b), primarily related to development costs, as well as other differences arising in the accounting for deferred tax assets and liabilities. The Group’s policy for accounting for deferred income taxes under EU-IFRS is described in section “Significant accounting policies” of the CNH Industrial Consolidated Financial Statements at December 31, 2019. This policy is similar to U.S. GAAP, which states that a deferred tax asset or liability is recognized for the estimated future tax effects attributable to temporary differences and tax loss carry forwards. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized based on available evidence. The most significant accounting difference between EU-IFRS and U.S. GAAP relates to development costs, which also has a significant impact on accumulated deferred tax assets or liabilities and on U.S. GAAP pre-tax book income or loss in certain jurisdictions. As a result, the assessment of tax contingencies and recoverability of deferred tax assets in each jurisdiction can vary significantly between EU-IFRS and U.S. GAAP for financial reporting purposes. This adjustment relates primarily to jurisdictions with U.S. GAAP pre-tax book losses higher than those recorded for EU-IFRS purposes.
32.    Subsequent events
CNH Industrial has evaluated subsequent events through November 10, 2020, which is the date the condensed consolidated financial statements were authorized for issuance, and identified the following:
▪On October 6, 2020, CNH Industrial Capital LLC completed its previously announced offering of $500 million in aggregate principal amount of 1.875% notes due 2026, with an issue price of 99.761%.
▪On October 29, 2020, CNH Industrial announced that it completed its acquisition of a minority stake in Zasso Group AG, a global specialist in non-chemical weed and invasive plant management solutions using electrical power.

Interim Condensed Consolidated Financial Statements at September 30, 2020 70